UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Twenty-Second Century Dora Technology Holdings, Inc. dba "DoraHacks"

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 17, 2018

Physical address of issuer
201 Folsom Street, 26C, San Francisco, California 94105

Website of issuer
https://www.dorahacks.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a number of SAFEs of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering

Type of security offered
Simple Agreement for Future Equity (SAFEs)

Target number of Securities to be offered
30,395

Price (or method for determining price)
$3.29

Target offering amount
$99,999.55

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,069,996.83

Deadline to reach the target offering amount
December 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00

Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

FORM C-A

Twenty-Second Century Dora Technology Holdings, Inc.



Up to $1,069,996.83 of tokenized shares of Series A Non-Voting Preferred Stock

to be acquired pursuant to

Simple Agreements for Future Equity (SAFEs)

This Form C-A (including the cover page and all exhibits attached hereto, the "***Form C-A***") is being furnished by Twenty-Second Century Dora Technology Holdings, Inc. dba "DoraHacks", a Delaware corporation (the "***Company***" or "***DoraHacks***" as well as references to "***we***", "***us***", or "***our***"), to prospective investors for the sole purpose of providing certain information about the opportunity to purchase the right to acquire, if issued by the Company in the future, a number of tokenized shares of the Company's Series A Non-Voting Preferred Stock , par value $0.0001 (the "***DORA Tokens, or*** "***Tokens***"), that the Company will use its commercially reasonable efforts to develop and issue. The foregoing right to acquire Tokens, if issued by the Company in the future, will be embodied in, and documented by, a Simple Agreement for Future Equity with respect to the Tokens (as may be amended, restated and/or otherwise modified from time to time, a "***SAFE***", and together with the Tokens, the "***Securities***"). If the Tokens are initially issued by the Company in the future, the date of such issuance, if any, is referred to as the "***Token Generation Event***." Purchasers of Securities are sometimes referred to herein as "***Purchasers***". The Company intends to raise at least $99,999.55 and up to $1,069,996.83 from Purchasers in the offering of Securities described in this Form C-A (this "***Offering***"). The minimum amount of Securities that can be purchased is $98.70 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "***Intermediary***"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) (commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of SAFEs of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$98.70	$5.92	$92.78

Aggregate Minimum Offering Amount	$99,999.55	$5,999.97	$93,999.58
Aggregate Maximum Offering Amount	$1,069,996.83	$64,199.81	$1,005,797.02

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6% cash commission due to the Intermediary but excludes fees to Company's advisors, such as attorneys and accountants, as well as fees due to the escrow agent.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C-A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.dorahacks.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is December 4, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of the Company's Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE

LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C-A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C-A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C-A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH A PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C-A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 10

    The Business 10

    The Offering 11

RISK FACTORS 11

    Risks Related to the Company's Business and Industry 11

    Crowdfunding Risks 13

    Risks Related to the Offering 14

    Risks Related to the Securities 15

    Risks Related to Blockchain Technologies and Digital Assets 18

BUSINESS 20

    Description of the Business 20

    History of the Business 20

    Business Plan 21

    Competition 22

    Supply Chain and Customer Base 22

    Intellectual Property 22

    Governmental/Regulatory Approval and Compliance 22

    Litigation 23

    Other 23

USE OF PROCEEDS 23

DIRECTORS, OFFICERS AND EMPLOYEES 23

    Directors 23

    Officers 25

    Employees 25

CAPITALIZATION AND OWNERSHIP 25

    Capitalization 25

    Ownership 29

FINANCIAL INFORMATION 30

THE OFFERING AND THE SECURITIES 30

    The Offering 30

    The Securities 31

    Voting and Control 33

    Anti-Dilution Rights 33

    Restrictions on Transfer 34

    Other Material Terms 34

TAX MATTERS 34

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST. 35

Related Person Transactions **35**

Conflicts of Interest **35**

OTHER INFORMATION **35**

Bad Actor Disclosure **35**

EXHIBITS **39**

EXHIBIT A **40**

EXHIBIT B **41**

EXHIBIT C **42**

EXHIBIT D **43**

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at: https://www.dorahacks.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-A
You should rely only on the information contained in this Form C-A. We have not authorized anyone to provide you with information different from that contained in this Form C-A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-A is accurate only as of the date of this Form C-A, regardless of the time of delivery of this Form C-A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C-A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-A. The Company does not expect to update or otherwise revise this Form C-A or other materials supplied herewith. The delivery of this Form C-A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-A. This Form C-A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-A and the Exhibits hereto in their entirety.

On December 17, 2018, Twenty-Second Century Dora Technology Holdings, Inc. dba "DoraHacks" was incorporated in the State of Delaware, to execute its business plan as a technology-driven company and global-hackathon organizer.

The Company is located at 201 Folsom Street, 26C, San Francisco, California 94105.

The Company's website is https://www.dorahacks.com/.

The information available on or through our website is not a part of this Form C-A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-A.

The Business
DoraHacks is a global hackathon organizer and one of the world's most active hacker organizations. Since 2014, our Chinese affiliate, Twenty-Second Century Beijing Dora Technology Co., Ltd, has organized more than 50 hackathons attended by over 20,000 hackers. Our events have been sponsored by more than 100 corporate partners in businesses

from blockchain, artificial intelligence and pharmaceuticals. And our online community is composed of 300,000 hackers and developers. Corporations and businesses sponsor DoraHacks' hackathons and pay annual fees to DoraHacks in order to access top hackers with relevant skills and experience and form teams of hackers and solve corporates' problems with new tech.

With the vision of "connecting hackers around the world and solve the most critical problems", DoraHacks identifies and unites top hackers who are devoted to frontier technologies such as blockchain, space tech and AI. DoraHacks creates value by connecting the hacker community and connecting hackers with businesses in various industries to solve complex technological problems. DoraHacks achieves this by hosting hackathon, online community and technology service.

The Offering

Minimum amount of SAFEs being offered	30,395
Total SAFEs outstanding after Offering (if minimum amount reached)*	30,395
Maximum amount of SAFEs	325,227
Total SAFEs outstanding after Offering (if maximum amount reached)	325,227
Purchase price per Security	$3.29
Minimum investment amount per investor	$98.70
Offering deadline	December 31, 2019
Use of Proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

*The quantity of SAFEs represented is not inclusive of the commission to the intermediary, which will result in an increase in SAFEs and/or Tokens issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. Twenty-Second Century Beijing Dora Technology Co., Ltd ("***DoraHacks China***") was incorporated in 2014 and has been an operational company since that time. The Company is an affiliate of DoraHacks China as the entities are under common control, principally, they share the same majority shareholder and DoraHacks China has assigned the management of its business to the Company pursuant to a certain Management Entrustment Agreement (the "***MEA***"), effective as of May 2019. The MEA provides that the Company, or a subsidiary thereof, to be established in China, provides management services to DoraHacks China. The Company, however, is a recently formed entity and has a limited history upon which an evaluation of its prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may not be able to attract local or national sponsorship for our Hackathons or maintain such arrangements. We rely on local and national sponsorship arrangements to support our events and to fund our operations. We compete with larger, more established organizations for sponsorship and advertising revenue. If we are unable to generate sponsorship and promotional revenue and increase that revenue over time, our operating results and business will be adversely affected.

Attendance at our events are subject to changing consumer/participant preferences, and we may need to change our events in order to attract new and maintain existing participants. As with any other type of discretionary activity, our events are subject to changing consumer/participant tastes, preferences and demands. Any shifts in participant preferences in the hackathon space could materially and adversely affect attendance at our events. Fewer participants in our events may result in fewer corporate sponsors for our hackathons which would have a materially adverse impact on our operations.

The Company is dependent upon awareness and market acceptance of our events and services. The Company is in the business of developing and marketing hackathon events. Broad market acceptance of the Company's services by existing and new participants and sponsors, and other parties is critical to the Company's future success. The operations of a newly formed company entails numerous risks with respect to execution and operating issues, any of which could have a detrimental effect on the results of operations and/or the value of the equity in the Company.

In general, demand for our services is correlated with general economic conditions. A substantial portion of our revenue is derived from spending by corporations and other business who sponsor our events. Sponsorships such as these typically decrease during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our financial results.

The MEA exposes us to operational and task risk. The MEA requires that the Company manage DoraHacks China, both receiving its income but responsible for any losses. If DoraHacks China incurs liabilities, these could drain the resources of the Company. Additionally, as income earned by DoraHacks China will be earned in China, there may be taxes, currency control or other issues that inhibit the Company's ability to receive, utilize and distribute such funds. Further, DoraHacks China receives payment in crypto-currencies as well as Chinese currency – both of these mediums of exchange are subject to market risk, as well as risk associated with safekeeping and transfer. Consideration received by DoraHacks China may be difficult to repatriate to the Company.

There is, and will continue to be, limited information available to you related to the business of the Company and the development of our business. You may not be able to obtain all the information you would want regarding the Company or the Tokens, on a timely basis or at all. As such you may not be timely aware of material adverse changes that have occurred with respect to the Company or the Tokens. As a result, you may not have accurate or accessible information about the Company upon which to make an informed decision as to whether to hold or sell your Tokens.

We are dependent on our directors and key managers. Our ability to develop our business and operations is dependent on the efforts of our directors and key managers. Our ability to operate and expand our business may be reduced if any of our directors and key managers leaves us, for any reason.

The majority of our cash and cash-like liquid assets are held by DoraHacks China and our CEO. As we are a newly formed company, we have yet to finalize our banking presence in the United States, therefore the majority of our liquid assets are held by our Chinese affiliate and our CEO independently; we intend to transfer funds to the Company's bank account once it has been properly established, but this will take time and therefore are liquid assets are not in the custody or control of the Company as of the date of this Form C-A.

The Company operates on a global scale and is subject to regulatory and compliance risks in the jurisdictions in which it operates. As the Company conducts business worldwide, it is possible that the Company may become a party to lawsuits, investigation by regulatory authorities and other legal proceedings in various countries. In the event the Company were to become a party to legal proceedings, the resolution of such proceedings would require considerable time and expense, and it is possible that the Company may be required to pay penalties for regulatory laws, possibly resulting in significant adverse effects to the business, performance, and financial condition of the Company.

Our limited operating history makes forecasting our revenues and expenses difficult. As a result of limited operating history in the United States, it is difficult to forecast accurately our future revenues in the U.S market. Revenues and operating results are difficult to forecast because they depend on our ability to promote events, secure sponsorships and advertising arrangements for our events. As a result, we may be unable to adjust our spending appropriately to compensate for any unexpected revenue shortfall, which may result in substantial losses.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. Brand name recognition and credibility is of great importance to the Company's continued success and growth. There is no assurance that the Company's name brand recognition will continue to grow and be able to attract sponsors and participants. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our events. . A failure by the Company to develop and maintain the 'DoraHacks' brand name would have a material adverse effect on the business, results of operations and financial condition.

Negative publicity could adversely affect our business and operating results. Negative publicity about our industry or us, including the utility of our services, events and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims.

If we are able to expand our operations, we may be unable to successfully manage our future growth. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

We are in a competitive market which could impact our ability to gain market share which could harm our financial performance. We compete with larger, more established hackathon event organizers who currently have similar services and events in the market and significant market recognition. These competitors may have greater financial and other resources than we have at our disposal. As such, they may succeed in developing and marketing superior events and services than we are able to. If this were the case, our operating results would likely suffer as a result.

<u>**Crowdfunding Risks**</u>

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C-A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, and the U.S. Securities and Exchange Commission has not made an independent determination that the Offering or the Securities are exempt from registration.
No governmental agency has reviewed or passed upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Purchasers in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own and in conjunction with their personal advisors. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the

Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Offering

The proceeds of the Offering may be insufficient and the Company may require additional capital to support operations or growth and may need to create and sell additional SAFEs or Tokens, or raise other financing, in the future.

The Company believes that the maximum Offering will be sufficient to fund the Company's operations. If we are not able to reach our Maximum Offering Amount in this Offering, the sale and issuance of SAFEs may be adequate to carry out all the initiatives envisioned in our business plan. Moreover, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such purpose. In such event, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. For example, SAFEs or Tokens may be sold at prices and on other terms that differ from those in this Offering. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our Common Stock holders and Token holders. The Company's ability to obtain additional capital will depend on investor and lender demand, operating performance, the condition of the capital markets, and other factors. Additional capital may not be available on favorable terms when required, or at all.

Moreover, additional financing will increase the risks of an investment in the Company. For example, outside debt financing will constrain the Company's cash flow, and outside equity financing may result in new Purchasers who attempt to implement new strategies or controls with respect to the Company or the Tokens.

The Company has not declared dividends in the past and does not expect to declare dividends for some time into the future.

The Company currently intends to retain future earnings, if any, for the foreseeable future. The Company does not intend in the foreseeable future to pay any dividends to Token holders. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management, which may impact the Company's ability to declare dividends to its Token holders.

We may not be able to execute our business plan or stay in business without additional funding.

Our ability to generate future operating revenues depends in part on whether we can obtain the financing necessary to implement our business plan. We will likely require additional financing through the issuance of debt and/or equity in order to establish profitable operations, and such financing may not be forthcoming. As widely reported, the global and domestic financial markets have been extremely volatile in recent years. If such conditions and constraints continue or if there is no investor appetite to finance our specific business, we may not be able to acquire additional financing through credit markets or equity markets. Even if additional financing is available, it may not be available on terms favorable to us. At this time, we have not identified or secured sources of additional financing. Our failure to secure additional financing when it becomes required will have an adverse effect on our ability to remain in business.

***We have not prepared any audited financial statements of the Company*.**

Regulation Crowdfunding does not require us to provide audited financials in this Offering. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that the Offering may continue to be outstanding for an indefinite period of time.

The potential application of U.S. laws regarding investment securities to the Tokens is unclear.
The securities are novel, and the application of U.S. federal and state securities laws is unclear in many respects. Because of the differences between the securities and traditional investment securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the securities. In addition, because of the novel risks posed by the Securities, it is possible that securities regulators may interpret laws in a manner that adversely affects the value of the Securities. For example, if applicable securities laws restrict the ability for the Tokens to be transferred, this would have a material adverse effect on the value of the Securities. The occurrence of any such legal or regulatory issues or disputes, or uncertainty about the legal and regulatory framework applicable to the securities, could have a material adverse effect on the holders of Securities.

Risks Related to the Securities

There is no assurance that Purchasers will receive a return on their investment.
The Securities are highly speculative and any return on an investment in the securities is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that purchasers will realize any return on their investments or that their entire investments will not be lost. For this reason, each purchaser should carefully read this Offering Statement and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the securities. Purchasers should only make an investment in the securities if they are prepared to lose the entirety of such investment.

The Securities are novel and have no history.
The Securities will be newly formed and are entirely novel in type. Purchasers will not be able to compare them against other like instruments. An investment in the securities should be evaluated on the basis of the value and prospects of the Tokens, considering uncertainties as to the likelihood that the Tokens will be issued, and of the assessment of the prospects of the Company's business may not prove accurate, and the Company may not achieve its objectives. Past performance of the Company, or any similar token or SAFE issued by other companies, is not predictive of the Company's future results, the value and success of the Company's Securities or the ability of the Company to ever pay distributions to Token holders.

All financial investments, including digital asset and security token offerings, are inherently of risk.
All investments are generally speculative in nature and involve substantial risk of loss. We strongly encourage Purchasers to consult independent third-party advisors s prior to acting upon the information contained in the Offering Statement and related materials. Due to the developmental nature of blockchain technology, we do not warrant or guarantee the success in your investment arising out of your participation in this Offering. Any investment decisions and outcomes remain the responsibility of the individual. Additionally, the value of Tokens may be adversely affected by factors out of our control including, but not limited to: (a) downturns in economic conditions; (b) reputation of relevant industry influenced by inappropriate actions of competitors or other organizations; (c) bankruptcies, (d) operating costs or expenses; (e) changes in or increased costs of compliance with relevant legislation; (f) falsified information, news, or rumors perpetuated by others; (g) malfunction or abandonment of underlying blockchain protocols or blockchain mining exploitation; and (h) civil unrest, acts of God or natural disasters, and acts of war or terrorism.

The price for Tokens has been arbitrarily set.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Holders of the Tokens will have no voting, management, or control rights.
The Tokens carry no voting, management, or control rights, or other management or control rights in the Company. Accordingly, the Company's directors or officers may make important decisions affecting the Tokens, may approve significant corporate transactions and subsequent financings, or may elect to liquidate or terminate the Company, without any assent of holders of SAFEs or the Tokens. Accordingly, no person should purchase the token unless he or she is willing to entrust all aspects of management to the Company.

Purchasers may lack information for monitoring their investment.
You may not be able to obtain all information you may want regarding the Company or our parent company, the tokens or the parent company platform, on a timely basis or at all. It is possible that you may not be aware on a timely basis of material adverse changes that have occurred with respect to your investment. While our parent company has made efforts to use open-source development for the tokens, this information may be highly technical by nature. As a result, the Purchasers may not have accurate or accessible information about their investment, the Company, or the Tokens.

The Company has the right to limit individual Investor's commitment amount (including cancelling the investment commitment and returning funds) based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Purchasers will not be entitled to any inspection or information rights.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Your ownership of the Securities may be subject to dilution.
Owners of the SAFEs and, if and when converted to the Tokens, do not have preemptive rights. If the Company conducts subsequent offerings of Tokens or securities convertible into Tokens, issues shares pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional shares, Purchasers in this Offering who do not participate in those other stock issuances will experience dilution in their economic interest in their respective percentage ownership of the Company's outstanding shares. Furthermore, Token holders may experience a dilution in the value of their Tokens depending on the terms and pricing of any future stock issuances (including the Tokens being sold in this Offering) and the value of the Company's assets at the time of issuance.

Investments in startups including the Company involve a high degree of risk. Investments in the Tokens may involve an even higher degree of risk.
Financial and operating risks confronting startups are significant and the Company is not immune to these potential risks. The startup market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation or dissolution event or change of control, we will be required to offer to repurchase the Tokens for the Liquidation Token Price outlined in the section titled '***Liquidation Event***' in this Offering Statement. We may not have sufficient funds to repurchase the Tokens in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Tokens for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

The SAFEs may not be transferred.
The terms of the SAFEs prohibit transfer of the SAFEs. As a result, Purchasers may be required to hold their SAFEs indefinitely, or the termination of the SAFE pursuant to the provisions set forth therein. Consequently, Purchasers must be prepared to bear the risk of an investment in the SAFEs until the termination of the SAFEs pursuant to the terms set forth therein.

The Tokens are subject to significant transfer restrictions.
The Tokens have not been registered under the securities laws or with any regulatory body of any jurisdiction and therefore cannot be resold or otherwise transferred, except in full compliance with all applicable laws, rules, and regulations of the transferor's jurisdiction and the transferee's jurisdiction. See "***Restrictions on Transfer***" in this

Offering Statement. These restrictions may adversely impact your ability to resell or otherwise transfer the Tokens, or the price at which you may be able to resell them, if at all.

The Tokens are not redeemable at the option of the holder and the Token holders will not have the right to withdraw their capital. It is not expected that the Tokens will ever be registered under any securities laws of any jurisdiction. Each Token holder will be required to represent that it is a qualified purchaser under applicable securities laws and that it is acquiring the SAFE for investment purposes and not with a view to resale or distribution of the SAFE or the Tokens. Furthermore, each Token holder must represent that it will only sell or transfer the Tokens in accordance with all applicable laws, rules, and regulations. Consequently, the Token holders must be prepared to bear the risk of an investment in the Tokens for an extended period of time. See "*Restrictions on Transfer*" in this Offering Statement for additional information on transfer and resale restrictions.

If the SAFEs are converted to Tokens, it is unclear whether or not these Tokens will be freely tradable. There is no existing trading market for the Tokens and an active trading market may not develop.
The Tokens are a new issue of digital security tokens for which there is no established public market. Although we intend to list the Tokens on a designated security token exchange, there can be no assurance that such exchange will accept the listing of Tokens or maintain the listing if it is accepted. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders with liquidity of investment or that it will continue for the life of the Tokens. The liquidity of any market for the Tokens will depend on a number of factors, including: (i) the number of holders of Tokens; (ii) performance and financial condition of the Company; (iii) the market for similar digital security tokens; (iv) the interest of traders in making a market in the Tokens; and (v) regulatory developments in the digital security token or cryptocurrency industries.

The digital securities token market is a new and rapidly developing market which may be subject substantial and unpredictable disruptions that cause significant volatility in the prices of digital securities. We cannot assure you that the market, if any, for the Tokens will be free from such disruptions or that any such disruptions may not adversely affect your ability to sell your Tokens. Therefore, we cannot assure you that you will be able to sell your Tokens at a particular time or that the price you receive when you sell will be favorable.

The tax treatment of the SAFE, the purchase rights contained therein, and the Token distribution is uncertain, and there may be adverse tax consequences for Purchasers upon certain future events.
The tax characterization of the SAFE and the Tokens is uncertain, and each Purchaser must seek its own tax advice in connection with an investment in the SAFE. An investment pursuant to the SAFE and the purchase of Tokens pursuant thereto may result in adverse tax consequences to Purchasers, including withholding taxes, income taxes and tax reporting requirements. Each Purchaser should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the SAFE and the purchase rights contained therein.

The tax characterization of the SAFE also affects the Company's tax liability in connection with the Offering. In addition, the accounting consequences are uncertain, and there is a possibility that the proceeds of the Offering might be treated as a liability rather than equity for accounting purposes, which would reduce the Company's net book value compared to equity treatment, which would prevent the Company from making dividend payments until such time, if ever, Company's net book value increases to a positive amount at least greater than the aggregate amount of any proposed dividend.

No tax opinion.
Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the Offering of the Securities. Accordingly, each Purchaser should discuss the tax considerations of an investment in the Securities and the potential repayment of the Securities with tokens as it relates to him or her with his or her own tax advisor.

The Tokens issued in connection with this Offering, and in the Combined Offerings, may be subject to registration under the Securities Exchange Act of 1934 if the Company has assets above $10 million and more than 2,000 holders of record of the Tokens.
Companies with total assets above $10 million and more than 2,000 holders of record of a class of its equity securities, or 500 holders of record who are not accredited investors, must register that class of equity securities with the SEC under the Exchange Act. With the capital raised from the Combined Offerings, the Company may surpass $10 million in assets, and 2,000 holders. Securities issued pursuant to Regulation Crowdfunding are conditionally exempted from the record holder count under Section 12(g) of the Exchange Act if the following conditions are met:

·   the issuer is current in its ongoing annual reports required pursuant to Regulation Crowdfunding;

· has total assets as of the end of its last fiscal year of $25 million or less; and

· has engaged the services of a transfer agent registered with the SEC.

As a result, registration is required if the Company has, on the last day of its fiscal year, total assets greater than $25 million and the class of equity securities is held by more than 2,000 persons, or 500 persons who are not accredited investors. In that circumstance, the Company will be granted a two-year transition period before it is required to register its class of securities pursuant to Section 12(g) of the Exchange Act, so long as it timely files all of the annual reports required by Regulation Crowdfunding during such period. Nevertheless, if these conditions are not met, the Company will have to register the Securities with the SEC, which will be a laborious and expensive process.

Risks Related to Blockchain Technologies and Digital Assets

Potential Purchasers may not have the skills necessary to secure, trade, or collect distributions using the Tokens or to comply with the requirements of the Company.

Participating in the Offering requires technical skill beyond that of many Purchasers. Securing, trading or collecting distributions relating to the Tokens requires working knowledge of blockchain technology, blockchain assets and their attendant systems and processes. Similar knowledge of blockchain asset exchanges and other industry participants may be required to comply with the requirements of the Offering.

The Tokens may be subject to malfunction or may function in an unexpected or unintended manner.

The Tokens, and any network with which the Tokens are interacting may malfunction, or may function in an unexpected or unintended manner. This may be caused by the Tokens, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the Tokens.

The Company and the Tokens may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the Tokens, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the Tokens and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the Tokens. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Ethereum, the Tokens, and the Company's technology infrastructure, which may result in the theft or complete loss of the Tokens.

The Ethereum blockchain, which may be used for the Tokens, is susceptible to mining attacks.

The Ethereum blockchain, which will be used for the Tokens, is susceptible to mining attacks, including double-spend attacks, majority mining power attacks, "selfish-mining" attacks, and race condition attacks, as well as other new forms of attack that may be created in the future. Any successful attacks present a risk to the holders of the Tokens, expected proper execution and sequencing of the Tokens, and expected proper execution and sequencing of Ethereum contract computations in general. Mining attacks may also target other blockchain networks with which the Tokens interact, which may consequently significantly impact the Tokens.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Tokens may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Tokens may also be highly volatile. Several factors may influence the market price, if any, of the Tokens, including, but not limited to:

- the ability of the Tokens to trade on a secondary market, if at all;
- the availability of a Designated Exchange or other trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- purchasers' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the Tokens;
- changes in the rights, obligations, incentives, or rewards for the various holders of the Tokens;
- interest rates;

- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and security token exchange on which digital assets and security tokens are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities tokens or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and security tokens such as the Tokens;
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and security token industry and may affect other digital assets including the Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Tokens and other digital assets to fluctuate. Such volatility in the price of the Tokens may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such as the Tokens is uncertain, and new regulations or policies may materially adversely affect the development and adoption of the Tokens.

Regulation of digital securities and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of the Tokens. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "***CFTC***"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption the Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

A disruption of the Internet or the Bitcoin or Ethereum networks could impair the value and the ability to transfer the BTC, ETH or the Tokens.

A significant disruption in Internet connectivity could disrupt the Bitcoin or Ethereum network's operations until the disruption is resolved and could have an adverse effect on the value of the Tokens. In addition, cryptocurrency networks have been subjected to a number of denial of service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ether and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect the Company's operating results.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

DoraHacks is a global hackathon organizer and one of the world's most active hacker organizations. Corporations and businesses sponsor DoraHacks' hackathons and pay annual fees to DoraHacks in order to access top hackers with relevant skills and experience and form teams of hackers and solve corporates' problems with new tech. DoraHacks creates value by connecting the hacker community and connecting hackers with businesses in various industries.

DoraHacks achieves this by hosting hackathon, online community and technology service.

History of the Business

Beginning in 2014, our first Hackathons where promoted in China by our affiliate, Twenty-Second Century Beijing Dora Technology Co., Ltd ("***DoraHacks China***"). In 2016 to 2017, DoraHacks China structured the biggest Hacker community in China.

In May 2019, DoraHacks China and the Company entered into a certain Management Entrust Agreement ("*MEA*") whereby the Company was irrevocably entrusted with managing the operations and all related business activities of DoraHacks China. In consideration for this agreement, the Company shall be entitled to all profits, if any, generated by DoraHacks China and shall be responsible for any and all of DoraHacks China's losses. The Company intends to establish a Wholly Foreign Owned Enterprise ("*WFOE*") in China to undertake these responsibilities in accordance with Chinese laws and regulations.

Business Plan
DoraHacks is a global hackathon organizer and one of the world's most active hacker organizations. Since 2014, we have organized more than 50 hackathons attended by over 20,000 hackers. Our first Hackathons were promoted in China by our affiliate, DoraHacks China, a Chinese company incorporated in 2014.

Our events have been sponsored by more than 100 corporate partners in businesses from blockchain, artificial intelligence and pharmaceuticals. Our online community is composed of 300,000 hackers and developers. Corporations and businesses sponsor DoraHacks' hackathons and pay annual fees to DoraHacks in order to access top hackers with relevant skills and experience and form teams of hackers to solve corporations' problems with new technologies.

With the vision of "connecting hackers around the world and solve the most critical problems", DoraHacks identifies and unites top hackers who are devoted to frontier technologies such as blockchain, space tech and AI. DoraHacks creates value by connecting the hacker community and connecting hackers with businesses in various industries to solve complex technological problems. DoraHacks achieves this by hosting hackathons, online communities and technology services.

Hackathon and Hackers
The open source software space has dramatically developed in the past 10 years. Major technology stacks have been created based on open source licenses and developed in a collaborative manner on platforms like GitHub. Open source software allows individuals and teams of contributors to seamlessly work on a project with open source code under open source licenses.

In the past, hackers were regarded as people who crack networks and computers. Today, after the open source movement, hackers are largely viewed as open source contributors, problem solvers and people who create products and solve problems with technology.

2019 Projections
DoraHacks is organizing three large hackathon events in US, China and India. Each of the three hackathons will admit 1,000 hackers. Corporate partners will cover frontier technology companies in Blockchain, AI, Commercial Space, Cloud Computing. We estimate that more than 500 tech projects will be incubated through DoraHacks, making DoraHacks the largest hackathon organizer in the world.

Examples of DoraHacks Projects

Pharmaceutical Chemical OCR

In 2017, a team from DoraHacks Beijing hackathon created a product for Pharmacodia, a Chinese pharmaceutical data service provider. The product created an OCR algorithm specifically designed for chemical formulas. It automated the process of digitalizing pharmaceutical chemical formulas and achieved higher accuracy than all existing commercial OCR tools in the market. The product saved large amount of efforts within Pharmacodia.

Tendermint P2P Layer Measurement Tool

The champion team from DoraHacks 2018 Berlin solved a corporate problem for Cosmos Tendermint, a renowned blockchain infrastructure project. They created a network analysis tool to evaluate the peer-to-peer communication quality. The product provided a valuable tool to improve Cosmos' underlying peer-to-peer communication technology.

Predictive Model for Corporate Environmental Risk Evaluation

A group of DoraHacks hackers is helping Green Earth Volunteers — an influential Chinese non-profit environment protection organization — creating machine learning algorithms and make predictive classification on Chinese local corporates to evaluate their environmental risks. Currently, the predictive model achieves 98% accuracy.

Gun Control Information on Blockchain

At a DoraHacks blockchain hackathon in San Jose 2018, a 9-year-old developer created a gun control information platform with her dad. The platform implements a smart contract to retrieve gun control information on a blockchain.

Dai Split

A team of hackers at DoraHacks Bangalore 2018 created an app called Dai Split. It uses Dai — a programable stable coin technology based on Ethereum — to build an online payment tool. One functionality for demo is to split bills.

The Company's Products and/or Services
The Company offers developer recruiting services and hackathon organizing services to corporations to access the communities they administrate, which generates the collection of annual and one-time fees. The Company further manages projects between its community partners and expects revenues from completion of its projects.

Product / Service	Description	Current Market
Online Hackathon and Offline Hackathon	Services provided in exchange of Enterprise Sponsorship	Tech Community & Tech Solutions (Estimated Market size: 1 Billion dollars/ year)
Developer Recruiting	Licensing of services and products that are protectable under intellectual property laws	Recruiting Service (Estimated Market size: a subset of 37.8 Billion dollars/year globally)
Technical Solutions & Products	Manage projects for corporate clients to create technology solutions and products	Corporate R&D (Estimated Market size: 1 Trillion dollars/year)

Competition
The Company faces direct and indirect competition from other hackathon service providers, incubators, developer platforms and outsourcing platforms. A few examples follow:

Existing physical Hackathons, such as HackMIT, AngelHack and Junction have the ability to connect hackers to local brands.

Incubation structures, such as Microsoft Accelerator, or YCombinator (YC), provides seed funding for startups, and benefit from a strong consumer recognition.

Developer platforms, such as Github, have a large user base and offers unlimited private repositories to their plans.

Freelancer and Outsourcing service providers, such as freelancer.com and Geekster, are already in the business of connecting hackers and corporates' projects.

Recruiting Service Providers: Recruit, LinkedIn

Supply Chain and Customer Base
The Company's revenues are derived primarily from collection of recurring service fees and entreprise partnerships. Our customer base includes the tech community, corporate research & development structures.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

Other
The Company's principal address is 201 Folsom Street, 26C, San Francisco, California 94105.

The company has a mailing address at 2 Waters Park Dr., San Mateo, CA 94403.

The Company organizes hackathons and conducts business worldwide.

Because this Form C-A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$5,999.97	6.00%	$64,199.81
Operational Overhead	14.00%	$13,999.94	14.00%	$149,799.56
Research and Development	40.00%	$39,999.82	40.00%	$427,998.73
Market Development	30.00%	$29,999.87	30.00%	$320,999.05
Administrative Expenditures	10.00%	$9,999.96	10.00%	$106,999.68
Total	**100.00%**	**$99,999.55**	**100.00%**	**$1,069,996.83**

* The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jiannan Zhang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Secretary; December 2018 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jiannan Zhang (Eric) is the founder, CEO and director of DoraHacks. Jiannan founded DoraHacks in 2014 from a small hacker community in Beijing and grew DoraHacks into one of the largest hacker communities in China in 2017 and one of the largest hacker organization worldwide in 2018. DoraHacks built partnerships with more than 200 enterprises worldwide, becoming an important bridge between enterprises and hacker communities that help transform businesses with new technology.

Jiannan worked at Open Lab at CERN in 2013 and prepared for citizen science challenges for LHC@Home – a distributed computing project for particle physics. While at Open Lab, Jiannan also co-designed a popular open source game [ParticleClicker](). He was the organizer for CERN Webfest 2013 - the largest hackathon event at CERN, and THacks at Tsinghua University, the first university hackathon in China.

Jiannan is also the board director of TrueChain Foundation, a 3rd-generation public blockchain infrastructure project. Jiannan is a member of Chang An Club - a top business club in Beijing and a benefactor to the largest entrepreneur environmental charity group Alxa SEE Ecological Association.

Education
Jiannan holds an MSc degree in Computer Science from University of Oxford, and dual Bachelor's degree from University of Minnesota and Beijing Jiaotong University in Computer Engineering and Applied Mathematics.

Name
Peiying Wang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; June 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Peiying is one of the Co-founders of DoraHacks. She designed and operated five major hackathons in 2017 and made DoraHacks a national hackathon organizer in China in 2017. In 2018, the led the organization of Global Hack Series 2018 in 15 cities.

Education
Peiying holds a Master's degree in Economics from Leicester Univesity.

Name
(Steve) Hanchao Yue

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; June 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Steve Hanchao Yue serves as partner & head of global business development at DoraHacks. He's responsible for DoraHacks global business and community partnerships. He also serves on the advisory board of Coinfinit. Steve is academy elite at Hillhouse Capital.

Education
Steve holds a B.A. in Economics from Tsinghua University School of Economics and Management.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jiannan Zhang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Secretary; December 2018 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jiannan Zhang (Eric) is the founder, CEO and director of DoraHacks. Jiannan founded DoraHacks in 2014 from a small hacker community in Beijing and grew DoraHacks into one of the largest hacker communities in China in 2017 and one of the largest hacker organization worldwide in 2018. DoraHacks built partnerships with more than 200 enterprises worldwide, becoming an important bridge between enterprises and hacker communities that help transform businesses with new technology.

Jiannan worked at Open Lab at CERN in 2013 and prepared for citizen science challenges for LHC@Home – a distributed computing project for particle physics. While at Open Lab, Jiannan also co-designed a popular open source game ParticleClicker. He was the organizer for CERN Webfest 2013 - the largest hackathon event at CERN, and THacks at Tsinghua University, the first university hackathon in China.

Jiannan is also the board director of TrueChain Foundation, a 3rd-generation public blockchain infrastructure project. Jiannan is a member of Chang An Club - a top business club in Beijing and a benefactor to the largest entrepreneur environmental charity group Alxa SEE Ecological Association.

Education
Jiannan holds an MSc degree in Computer Science from University of Oxford, and dual Bachelor's degree from University of Minnesota and Beijing Jiaotong University in Computer Engineering and Applied Mathematics.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
DoraHacks is authorized to issue 200,000,000 shares of all classes of its capital stock, consisting of (i) 100,000,000 shares of common stock, $0.0001 par value (the "***Common Stock***"), and (ii) 100,000,000 shares of preferred stock, $0.0001 par value (the "***Preferred Stock***"), of which 638,300 shares have been designated "Series CHN Preferred Stock", pursuant to the Company's First Amended & Restated Certificate of Incorporation, filed on August 2, 2019, 3,184,713 tokenized shares will be be designated "***Series A Non-Voting Preferred Stock***" pursuant to the Company's first certificate of designation ("***COD***"), and 3,194,888 shares will be designated "***Series A-1 Preferred Stock***" pursuant to the Company's second certificate of designation ("***Second COD***").

The Company has issued the following outstanding Securities:

Common Stock
As of the date of this Offering Statement, the Company has issued an aggregate of 8,935,900 shares of its Common Stock to fourteen (14) holders of record at a purchase price of $0.0001 for the aggregate proceeds of $893.50 in an exempt offering of securities under Section 4(a)(2) of the Securities Act of 1933, as amended. The use of proceeds of this offering were used for general working capital.

Additionally, the Company has reserved 1,063,800 shares of its Common Stock for issuance in the future pursuant to the Company's equity incentive plan, which is currently under development and not yet instated.

The following is summary of the rights of our Common Stock as provided in our First Amended & Restated Certificate of Incorporation and Bylaws.

Voting Rights. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividend Rights. Subject to preferences that may be granted to any then outstanding Preferred Stock, holders of Common Stock are entitled to participate equally in all dividends payable with respect to Common Stock, as, if and when declared by the Board. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the. Results of our operations and our financial condition and any other factor that our Board considers relevant. Payments of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transaction entered into by us from time to time.

Liquidation. In the event of our (voluntary or involuntary) liquidation, or winding up, holders of Common Stock are entitled to share ratably in all distributions of assets of the Company, subject to any rights and preference in favor of any class or series of Preferred Stock.

Series CHN Preferred Stock
As of the date of this Offering Statement, the Company has issued 638,300 shares of Series CHN Preferred Stock to two (2) holders of record at a purchase price of $0.0001 for the aggregate proceeds of $63.83 in an exempt offering of securities under Section 4(a)(2) of the Securities Act of 1933, as amended. The use of proceeds of this offering were used for general working capital.

The following is summary of the rights of our Series CHN Preferred Stock as provided in our First Amended & Restated Certificate of Incorporation and Bylaws.

Voting Rights. Each holder of Series CHN Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of CHN Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the CHN Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company.

Dividend Rights. Dividends shall be payable only when, as, and if declared by the Board of Directors. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the First Amended & Restated Certificate of Incorporation, if any) the holders of the Series CHN Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series CHN Preferred Stock in an amount at least equal to the cash value of the consideration for the Series CHN Preferred Stock at the time of purchasing the Series CHN Preferred Stock.

Additional Dividends. After the payment or setting aside for payment of the dividends described above, any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4 of the First Amended & Restated Certificate of Incorporation).

Liquidation. In the event of our (voluntary or involuntary) liquidation, or winding up, holders of Common Stock are entitled to share ratably in all distributions of assets of the Company, subject to any rights and preference in favor of any class or series of Preferred Stock.

Protective Provisions. Prior to the initial public offering of the Company, the Company and any subsidiaries, branches and other subsidiaries of the Company (the "*Group Company*") shall not engage in or do any of the following matters, and the Company's board of shareholders and board of directors may not approve such matters without written consent or affirmative vote by holders of the Series CHN Preferred Stock (the "*Series CHN Investors*"):

i)   amend or change any of the rights of the Series CHN Investors or any restrictions imposed for the benefits of the Series CHN Investors in the First Amended & Restated Certificate of Incorporation;

ii)   grant any Group Companies' shareholders senior to or equivalent to the rights of the Series CHN Investors;

iii)   repurchase or redeem any equity of the Group Company; increase or decrease the registered capital of any Group Company; issue, reimburse or repurchase any debt that is convertible or exchangeable for any equity in the Group Company; issue, grant or perform any equity subscription rights, options, or any other act that may result in the investor's shareholding in the Group Company being diluted or reduced;

iv)   amend the First Amended & Restated Certificate of Incorporation of any of the Group Companies;

v)   merge with any entity, or sell all or substantially all of the assets or business through any single transaction or series of related transactions, or license all or substantially all of the exclusive intellectual property rights of the Group Company, or take any actions that cause the change of control of Key shareholder;

vi)   liquidate, dissolve or declare bankruptcy;

vii)   announce or pay any form of dividend or bonus;

viii)   increase or decrease the number of board members;

ix)   invest in any other company, partnership, trust, joint venture or other entity; establish any branch, subsidiary or any joint venture;

x)   make any loan exceeding USD$30,000 in one or more transactions in any financial year in addition to obtaining short-term loans from banks or other financial institutions in the course of daily operations;

xi)   make any purchase or lease of any asset exceeding USD$30,000 in one transaction or accumulated exceeding USD$75,000 in any financial year;

xii)   make any related transactions with shareholders, directors, officers, employees of the Group Company or the related parties of the aforesaid persons, the related parties of the Group Company, the shareholders, directors, officers, employees of the related parties of the Group Company, or any other entity in which the equity of any Key shareholder owns;

xiii)   provide a loan of more than USD$75,000 to any third party other than the Group Company or provide any guarantee for the debt of any third party other than the Group Company;

xiv)   set security interests, liens or other mortgages on any assets or interests of the Group Company;

xv)   sell, transfer or dispose of significant assets or business of the Group Company;

xvi)   sell, transfer, license, or dispose of the technology or any intellectual property rights of the Group Company, or set any pledge or third-party rights on such technology or intellectual property rights; set security interests, liens or other third-party rights on any assets or interests of the Group Company;

xvii)   pass, modify or terminate any equity incentive plan (including employee option plans) and any option awards or equity offerings under those plans;

xviii)   make significant changes to the main business of the Group Company that are significantly different from the current business plan, or change or withdraw from the business promised by the Group Company;

xix)   directly or indirectly sell, transfer, dispose of or dilute the company's interests in the Group Company; approve the equity transfer of any Group Company;

xx)   approve or modify the financing plan of the Group Company to other investors;

xxi)   prosecute, withdraw, compromise or reconcile any dispute involving an amount exceeding USD$30,000;

xxii)   appoint or replace a company auditor or make significant changes to a company's accounting policies;

xxiii)   any other event or transaction that does not occur during the day-to-day operations of the group company.

Series A Non-Voting Preferred Stock

The following is summary of the rights of our Series A Non-Voting Preferred Stock as provided in our COD, which we filed on November 7, 2019. See '*Side-by-Side Offerings: Securities Offering Pursuant to Regulation D and Regulation S*' below for more information.

Voting Rights. Holders of Series A Non-Voting Preferred Stock shall not be entitled to any voting rights except for any amendment to the First Amended & Restated Certificate of Incorporation or COD of the Company that would adversely affect the liquidation preference of the holders of Series A Non Preferred Stock or otherwise required by applicable law.

Dividend Rights. As and when determined by the Company's Board, noncumulative dividends may be declared and paid on the Series A Non-Voting Preferred Stock on an annual basis.

Ranking. Each share of Series A Non-Voting Preferred Stock shall be identical in all respects to every other share of Series A Non-Voting Preferred Stock, and shall, with respect to dividend rights, distribution of assets upon liquidation, dissolution, and winding up of the Company, rank senior to all classes of the Company's Common Stock and any class or series of Preferred Stock, except for any class or series of Preferred Stock designated as senior to or pari passu with the shares of Series A Non-Voting Preferred Stock (in which case, such class or series of Preferred Stock shall rank as so designated).

Liquidation Preferences. In case of a Liquidation Event, holders of Series A Non-Voting Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the shares of Series A Non-Voting Preferred Stock as to payments in liquidation) by reason of their ownership of such Series A Non-Voting Preferred Stock, an amount per share of Series A Non-Voting Preferred Stock held by them equal to $0.10 per share of share of Series A Non-Voting Preferred Stock plus any declared but unpaid Dividends.

Redemption Rights. The Company has the right to redeem the Series A Non-Voting Preferred Stock, in whole or in part. The redemption price for a share Series A Non Preferred Stock shall be either (i) its fair market value (if any) as determined in good faith by an independent third-party valuation firm, or (ii) if no market value is determinable at such time than $6.58 per share of Series A Non Preferred Stock.

Series A-1 Preferred Stock

The following is summary of the rights of our Series A-1 Preferred Stock as provided in our Second COD, which we intend to file upon closing of the Series A-1 Preferred Stock offering. See '*Side-by-Side Offerings: Securities Offering Pursuant to Regulation D and Regulation S*' below for more information.

Voting Rights. Holders of Series A-1 Preferred Stock shall not be entitled to any voting rights except for any amendment to the First Amended and Restated Certificate of Incorporation or Second COD of the Company that would adversely affect the liquidation preference of the holders of Series A-1 Preferred Stock or otherwise required by applicable law.

Dividend Rights. As and when determined by the Company's Board, noncumulative dividends may be declared and paid on the Series A-1 Shares on an annual basis.

Ranking. Each share of Series A-1 Preferred Stock shall be identical in all respects to every other each share of Series A-1 Preferred Stock, and shall, with respect to dividend rights, distribution of assets upon liquidation, dissolution, and winding up of the Company, rank senior to all classes of the Company's Common Stock and any class or series of Preferred Stock, except for any class or series of Preferred Stock designated as senior to or pari passu with the Series A-1 Preferred Stock (in which case, such class or series of Preferred Stock shall rank as so designated). The Series A-1 Preferred Stock shall rank on an equal priority and pari passu with the designated Series A Non-Voting Preferred Stock.

Liquidation Preferences. In case of a Liquidation Event, holders of Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the Series A-1 Shares as to payments in liquidation) by reason of their ownership of such Series A-1 Shares, an amount per share of Series A-1 Preferred Stock held by them equal to $0.10 per share plus any declared but unpaid Dividends.

Redemption Rights. The Company has the right to redeem the shares of Series A-1 Preferred Stock Preferred Stock, in whole or in part. The redemption price per share shall be either (i) its fair market value (if any) as determined in good faith by an independent third-party valuation firm, or (ii) if no market value is determinable at such time than $6.58 per Series A-1 Share.

Stockholders Agreement
On May 27, 2019, the Company and its shareholders entered into the Shareholders Agreement of Twenty-Second Century Dora Technology Holdings, Inc, which provides for certain information and inspection rights, the right of first offer, restrictions on transfer, the right of first refusal among shareholders, co-sale rights, composition of the Board of Directors, Put rights, and most favored nation status to the Series CHN Preferred Stock holders.

Debt
The company does not have any outstanding debt.

Valuation
The Securities being sold in this Offering are SAFEs that are convertible into a number of the Company's Series A Non-Voting Preferred Stock Tokens, contingent on future events, valued at a price per Token of $3.29, based on a pre-money valuation of $35,000,000.00. There has been no third-party valuation of DoraHacks' business, and DoraHacks makes no assertion as to the fair market value of DoraHacks or any of our securities. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by its Chief Executive Officer and Director, Jiannan Zhang.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jiannan Zhang	52.38%

Following the Offering, the Purchasers of the SAFEs will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised. In the event that the Combined Offerings are fully subscribed at the retail Token price of $3.29, without accounting for discounts, upon the Token Generation Event, if ever, Purchasers in this Offering will own 2.38% of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-A and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit A**.

Operations

We anticipate generating substantially all of our revenue from Company's partners that support DoraHacks's hackathon events.

The Company does expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $0.00 for the year ended December 31, 2018. In 2018, the Company generated $0.00 in gross profit, resulting in a net income of $0.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $0.00 and $0.00 for the year ended December 31, 2018

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $0.00 for the year ended December 31, 2018.

Liquidity and Capital Resources
The Offering proceeds are not essential to our operations. We plan to use the proceeds as set forth above under "***USE OF PROCEEDS***". The Offering proceeds will have a beneficial effect on our liquidity. While the Company currently has $0.00 cash on hand, we currently have discretion over $1,000,000 in cash on hand through our affiliate, DoraHacks China. The Company's cash on hand will be augmented by the Offering proceeds and used to execute our business strategy.

The Company's current monthly average burn rate is $20,000.00 per month.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information; Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.   Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit A**.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 325,227 DoraHacks Preferred Equity Tokens to be acquired pursuant to Simple Agreements for Future Equity ("***SAFEs***") for up to $1,069,996.83. The Company is attempting to raise a minimum amount of $99,999.55 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2019 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,069,996.83 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter. For more information, refer to 'Token Generation Event' below.

Investment commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription. If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction. Tokens will not be available to purchasers of the Securities distributed in this Offering unless the terms of the Security are met.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $98.70.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization
See "***CAPITALIZATION AND OWNERSHIP***" above.

The Securities
We request that you please review our organizational documents and form of Security in conjunction with the following summary information. All capitalized terms not otherwise defined herein are defined in the SAFE, a form of which is attached hereto as **Exhibit C**, or in the Token Terms and Conditions, attached hereto as **Exhibit D**, which set forth the rights, preferences, powers and restrictions and limitations thereon to be attached to the DORA Tokens, if as and when issued by the Company.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity interests at some point in the future upon the occurrence of certain events.

Security Offered

A Simple Agreement for Future Equity (SAFE) providing their holders a right to receive a certain amount of Tokens upon issuance of the Tokens, if issued, subject to the terms of the SAFE. The Tokens will be issued as ERC-20 compliant tokens, dubbed "DORA Tokens", representing non-voting preferred stock of the Company. The Company will use its commercially reasonable efforts to issue the Tokens. Each Token will represent one uncertificated share of the Company's Series A Non-Voting Preferred Stock.

Token Generation Event (the "*Token Generation Event*" or "*TGE*")

The Company will use its commercially reasonable efforts to cause the Token Generation Event to occur. In the event that the Token Generation Event occurs, the Company will automatically issue to the Purchaser a number of Tokens equal to the Token Amount as described in the Purchaser's respective SAFE.

Upon the TGE, if ever, Purchaser's will be notified via electronic communication and provided instructions for accessing their Tokens by the Company's token issuance service provider, Securitize.

Ranking

Each Token shall be identical in all respects to every other Token, and shall, with respect to dividend rights, distribution of assets upon liquidation, dissolution, and winding up of the Company rank senior to all classes of the Company's Common Stock and any class or series of Preferred Stock established after the Token Generation Event, except for any class or series of Preferred Stock designated as senior to or *pari passu* with the Tokens (in which case, such class or series of preferred stock shall rank as so designated).

Token Price

Rights to acquire Tokens will be sold pursuant to a SAFE at a price of $3.29 per Token (the "*Token Price*") in the main sale.

The Company reserves the right to grant additional discounts or extend the discounts beyond the specified parameters. As a result of these discretionary pricing features, the prices and dollar amount ranges should be viewed as merely illustrative. Purchasers should not rely on these prices and ranges to calculate the aggregate amount of Tokens that will be issued by the Company.

Anticipated Token Circulation

Total supply equals 3,184,713 Tokens, inclusive of any compensatory or reserved tokens not allocated for sale in the Combined Offerings (defined below).

Dividends

The SAFEs do not entitle the Purchasers to any dividends. From and after the Token Generation Event, as and when determined by the Company's Board, noncumulative dividends may be declared and paid on the Tokens on an annual basis (each, a "*Dividend*"). The Board intends that Dividends, if any will be declared on the last day of the second month after the end of each fiscal quarter (each, a "*Dividend Declaration Date*"). Upon the declaration of a Dividend by the Board on a Dividend Declaration Date, the amount will be determined by the Company's Board (the "*Dividend Amount*").

Liquidity Event Prior to TGE

If there is a Change of Control or IPO prior to a Token Generation Event, each SAFE holder will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by $35,000,000.00, if the Investor fails to select the cash option. The Purchase Amount will be paid immediately prior to, or concurrent with, the consummation of the Change of Control or IPO. If there are not enough funds to pay each SAFE holder (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution

In the event of a Dissolution Event prior to a Token Generation Event, each SAFE holder will be entitled to a return of its Purchase Amount. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the SAFE holders, as determined in good faith by the Company's Board of Directors, are insufficient to permit the return to the Purchasers of their respective purchase amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the SAFE holders in proportion to the purchase amounts they would otherwise be entitled to receive.

"***Dissolution Event***" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control, (iv) an Initial Public Offering, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Required Withdrawal

The Company shall be authorized to terminate the SAFE and refund the Purchase Amount to the Purchaser if in the sole discretion of the Company: (i) the SAFE would be or reasonably likely to be in violation of the securities laws or regulations of the United States, People's Republic of China or other jurisdiction applicable to the Company or Purchaser, or (ii) this instrument causes or would reasonably likely to cause, extraordinary expense, substantial additional obligations or a material adverse effect on the Company or Purchaser.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of Tokens to the Purchaser pursuant to the SAFE, (ii) the payment of amounts due to the Purchaser pursuant to a Dissolution Event, or (iii) repurchase of the Securities.

Liquidation Event

In case of the liquidation, dissolution or winding up of the Company (a "***Liquidation Event***"), Token holders shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of Preferred Stock designated to be paid prior to, or concurrently with, the Tokens as to payments in liquidation) by reason of their ownership of such Tokens, an amount per Token for each Token held by them equal to $0.10 per Token plus any declared but unpaid dividends (the "***Liquidation Token Price***").

Merger, Consolidation and Sale of Assets Not Liquidation

The merger or consolidation of the Company with any other company, including a merger in which the holders of Tokens receive cash or property for their Tokens, or the sale of all or substantially all of the assets of the Company, or any other Change of Control of the Company shall not constitute a Liquidation Event and Token holders shall have no preferential rights connected therewith except to the extent required by applicable law.

Redemption

The Company shall have the right to redeem the Tokens, in whole or in part, at any time, by giving notice of such redemption by either mailing or electronic communication (such as email, through website etc.) notice to the Token holders or by press release or other public announcement. If notice is given by public announcement, by press release or otherwise, such notice shall be effective as of the date of such announcement, regardless of whether notice is also mailed or otherwise given to Token holders. The redemption price for a Token, if permissible, shall be either (i) its fair market value (if any) as determined in good faith by an independent third-party valuation firm or (ii) if no market value is determinable at such time, USD $6.58 per Token (the "***Redemption Price***"). The Redemption Price will be paid in U.S. dollars. If fewer than all of the outstanding Tokens are to be redeemed at any time, the Company may choose to redeem the Tokens proportionally from all Token holders or may choose the Tokens to be redeemed by lot or by any other equitable method.

Repurchase

The Company shall have the right from time to time to repurchase Tokens pursuant to purchases effected through any secondary market.

Voting and Control

The Securities have no voting rights at present or when and if converted to Tokens unless otherwise required by Delaware law.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Information Rights

The Company shall deliver to each Purchaser (or post on its website) unaudited financial statements no later than 45 days following the close of each fiscal year. In addition, the Company will provide quarterly non-financial updates relating to the operation of the business. Finally, the Company will file with the Securities and Exchange Commission and provide to investors, annual report pursuant to Regulation Crowdfunding, to the extent required.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited Investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Prior to the Offering, the Company had not previously conducted an offering of the Tokens.

Stockholders Agreement

On May 27, 2019, the Company and its shareholders entered into the Shareholders Agreement of Twenty-Second Century Dora Technology Holdings, Inc. Investors in this Offering will not be party to the Company's Stockholders Agreement upon investing nor upon conversion of the SAFEs.

Side-by-Side Offerings: Securities Offering Pursuant to Regulation D and Regulation S

The Company is selling the Securities as well as shares of its Series A-1 Preferred Stock in concurrent offerings to accredited investors in reliance on Rule 506(c) of Regulation D and to non-US persons in reliance on Regulation S under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "***Side-by-Side Offerings***"). The SAFEs offered in the Regulation D and Regulation S exempt offerings convert under the same terms as the SAFEs offered in this Offering. Further, the shares of Series A-1 Preferred Stock offered in the other two Regulation D and Regulation S exempt offerings are offered pursuant to the terms of such securities outlined in '*CAPITALIZATION AND OWNERSHIP*' above. The maximum offering amount under the Side-by-Side Offerings is $10,000,000.00.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

First Regulation Crowdfunding Offering

This Offering is the Company's first exempt offering of securities under Regulation CF. The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jiannan Zhang
_____
(Signature)

Jiannan Zhang
_____
(Name)

Director, Chief Executive Officer, and Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jiannan Zhang
_____
(Signature)

Jiannan Zhang
_____
(Name)

Director, Chief Executive Officer, and Secretary
_____
(Title)

December 4, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Peiying Wang
(Signature)

Peiying Wang
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peiying Wang
(Signature)

Peiying Wang
(Name)

Director
(Title)

December 4, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Hanchao Yue
_____
(Signature)

Hanchao Yue
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Hanchao Yue
_____
(Signature)

Hanchao Yue
_____
(Name)

Director
_____
(Title)

December 4, 2019
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Form of Simple Agreement for Future Equity
Exhibit D	Token Terms and Conditions

EXHIBIT A

Financial Statements

EXHIBIT B
Offering Page

EXHIBIT C
Form of Simple Agreement for Future Equity (SAFE)

EXHIBIT D
Token Terms and Conditions

**Twenty-Second Century Dora
Technology Holding Inc.**

**Financial Statement
December 31, 2018 and 2017**

Independent Accountant's Review Report

To the Stockholders and Board of Directors
Twenty-Second Century Dora Technology Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have reviewed the accompanying balance sheets of Twenty-Second Century Dora Technology Holdings
Inc. (the Company) as of December 31, 2018 and December 31, 2017, the related statements of operations,
and cash flows for the period ended December 31, 2018, and December, 2017, and the related notes
(collectively, the financial statements). A review includes primarily applying analytical procedures to
management's financial data and making inquiries of management. A review is substantially less in scope
than an audit, the objective of which is the expression of an opinion regarding the financial statements as a
whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements
in accordance with accounting principles generally accepted in the United States of America; this
includes the design, implementation, and maintenance of internal control relevant to the
preparation and fair presentation of financial statements that are free from material misstatement
whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on
Standards for Accounting and Review Services promulgated by the Accounting and Review
Services Committee of the American Institute of Certified Public Accountants. Those standards
require us to perform procedures to obtain limited assurance as a basis for reporting whether we
are aware of any material modifications that should be made to the financial statements for them
to be in accordance with accounting principles generally accepted in the United States of
America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the
accompanying financial statements in order for them to be in accordance with accounting
principles generally accepted in the United States of America.



Daly City, California
April 8, 2019

Twenty-Second Century Dora Technology Holdings Inc.
Balance Sheets
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

	December 31,	
	2018	2017
ASSETS		
Current Assets		
Cash	$ -	$ -
Other current assets	-	-
Total current assets	-	-
Other long-term assets	-	-
Total assets	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities		
Current liabilities	$ -	$ -
Other long-term liabilities	-	-
Total liabilities	-	-
Stockholders' Equity		
Common stock	-	-
Retained earnings	-	-
Total stockholders' equity	-	-
Total liabilities and stockholders' equity	$ -	$ -

Twenty-Second Century Dora Technology Holding Inc.
Notes to Financial Statements

Twenty-Second Century Dora Technology Holdings Inc.
Statements of Operations
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

	Years Ended December 31,	
	2018	2017
Revenue	$ -	$ -
Cost of Revenue	-	-
Other Operating Expenses	-	-
Pretax income (loss)	$ -	$ -
Income taxes	-	-
Net income (loss)	$ -	$ -

Twenty-Second Century Dora Technology Holding Inc.
Notes to Financial Statements

Twenty-Second Century Dora Technology Holdings Inc.
Statements of Cash Flows
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

| | Years Ended December 31, | |
	2018	2017
Cash Flows from Operating Activities	-	-
Net cash used from operating activities	-	-
Cash Flows from Investing Activities		
Net cash provided from investing activities	-	-
Cash Flows from Financing Activities		
Net cash provided from financing activities	-	-
Increase (Decrease) in Cash and Cash Equivalents	-	-
Cash and Cash Equivalents, beginning of year	-	-
Cash and Cash Equivalents, end of year	$ -	$ -

Twenty-Second Century Dora Technology Holding Inc.
Notes to Financial Statements

1.   Nature of Business

Twenty-Second Century Dora Technology Holdings Inc. (which may be referred to as the "Company" is the parent company of Twenty-Second Century Beijing Dora Technology Co. Ltd., a global hacker organization that acts as a bridge, connecting hackers to enterprise challenges and entrepreneurial ideas. The Company was founded in December, 2018 as the US parent of Twenty-Second Century Beijing Dora Technology Co. Ltd. and has not yet conducted any business or provided any services as of December 31, 2018. Therefore, there is no balance on the Balance Sheets, Statement of Operations and Statement of Cash Flows as of December 31, 2017 and 2018. For the historical financials of the Company, please refer to the Balance Sheets, Statement of Operations and Statement of Cash Flows and the accompanying notes to the financial statement for Twenty-Second Century Beijing Dora Technology Co. Ltd., for further information.

Twenty-Second Century Beijing Dora Technology Co. Ltd.

Financial Statement
December 31, 2018 and 2017

Independent Accountant's Review Report

To the Stockholders and Board of Directors
Twenty-Second Century Beijing Dora Technology Co. Ltd.:

Opinion on the Consolidated Financial Statements

We have reviewed the accompanying balance sheets of Twenty-Second Century Beijing Dora Technology Co. Ltd. (the Company) as of December 31, 2018 and December 31, 2017, the related statements of operations, and cash flows for the period ended December 31, 2018, and December, 2017, and the related notes (collectively, the financial statements). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Daly City, California
April 9, 2019

Twenty-Second Century Beijing Dora Technology Co. Ltd.
Notes to Financial Statements

Twenty-Second Century Beijing Dora Technology Co. Ltd.
Balance Sheets
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

		December 31,		
		2018		2017
ASSETS				
Current Assets				
Cash	$	796,387	$	25,815
Other current asset		149,100		-
Total current assets		945,487		25,815
Intangible Assets		20,000		-
Total assets	$	965,487	$	25,815
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	-	$	325
Other accounts payable		-		6,803
Total current liabilities		-		7,127
Stockholders' Equity				
Common stock		1,838,091		15,870
Repurchase of common stock		(147,059)		-
Retained earnings		(103,665)		2,818
Accumulated other comprehensive loss		(621,880)		-
Total stockholders' equity		965,486		18,688
Total liabilities and stockholders' equity	$	965,487	$	25,815

Twenty-Second Century Beijing Dora Technology Co. Ltd.
Statements of Operations
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

	Years Ended December 31,	
	2018	2017
Revenue	$ 1,128,339	$ 47,165
Cost of Revenue	719,099	33,015
Operating Expenses		
Sales and marketing	6,635	1,629
General and administrative	200,014	9,433
Loss due to digital currency depreciation	309,471	-
	516,120	11,062
Gain/(loss) from Operations	(106,880)	3,088
Interest income (expenses)	397	43
Pretax income (loss)	(106,483)	3,131
Income taxes	-	313
Net income (loss)	$ (106,483)	$ 2,818

Twenty-Second Century Beijing Dora Technology Co. Ltd.
Statements of Cash Flows
See accompanying Accountant Review Report and Notes to the Financial Statements
(Unaudited)

| | Years Ended December 31, | |
	2018	2017
Cash Flows from Operating Activities		
Net income/(loss)	$ (106,483)	$ 2,818
Adjustments to reconcile net loss to net cash used in operating activities:		
Other current assets	(149,100)	-
Unrealized digital currency loss	(621,880)	-
Intangible assets	(20,000)	-
Changes in operating assets and liabilities:		
Accounts payable	(325)	325
Other accounts payable	(6,803)	6,803
Net cash used from operating activities	(904,590)	9,945
Cash Flows from Financing Activities		
Proceeds from issuance of common stocks (net of stock repurchase)	1,675,162	15,870
Net cash provided from financing activities	1,675,162	15,870
Increase (Decrease) in Cash and Cash Equivalents	770,571	25,815
Cash and Cash Equivalents, beginning of year	25,815	-
Cash and Cash Equivalents, end of year	$ 796,387	$ 25,815

Twenty-Second Century Beijing Dora Technology Co. Ltd.
Notes to Financial Statements

1.   Nature of Business

Twenty-Second Century Beijing Dora Technology Co. Ltd. (which may be referred to as the "Company," "we," "us," "our", or "DoraHacks") is the wholly-owned Chinese subsidiary of Twenty-Second Century Twenty-Second Century Dora Technology Holdings Inc. DoraHacks is a global hacker organization that acts as a bridge, connecting hackers to enterprise challenges and ntr pr neurial id as. DoraHacks has r ach d ov r hack rs worldwid , and hosted 100 mor hackathons in 15 cities, spanning 8 countries. DoraHacks has built enterprise partnerships and a global network of tech community partners.

DoraHacks has recently launched their HackHub, which is an online platform that brings together global talents (or hackers), including developers, technology practitioners and entrepreneurs. The hub allows hackers to create a profile, communicate and collaborate with other hackers online from around the world, and participate in web-based hacks or competitions. Successful hackers are able to grow reputation, be rewarded with badges or credits, and have the opportunity to win prizes from global enterprise partners. Additionally, hackers will have a track-record of their work and projects to show for their efforts, similar to GitHub of Hacks and online competitions.

2.   Significant Accounting Policies

Basis of Presentation:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition:

The Company earns revenue on from sponsors of events that DoraHack organizes. Revenue is recognized when all of the following conditions are satisfied: there is persuasive evidence of an arrangement, services has been or is being provided to the customer, collection of fees is reasonably assured and the amount of fees to be paid by the customer is fixed or determinable. Revenue is recorded net of cash reward incentives paid to customers based on balances held with the Company, promotions and other discounts, which are recognized as a deduction from revenue at the time the associated revenue is earned.

Cost of Revenue:

Cost of Revenue, as presented in the statements of operations, consists primarily of the costs associated with planning and organizing events. These costs include venue renting expense, promotion and marketing expenses, equipment renting fee, and salaries and related expenses.

Sal s an Mark ting

Sales and marketing expenses consist primarily of salaries and related costs, advertising, customer acquisition costs, public relations, branding, consulting fees and the cost directly associated generating new sales.

General and Administrative

General and administrative expenses consist primarily of salaries, benefits and other compensations for management and administrative staff as well as all office rents.

Realized Gain/Loss from Digital Currencies:

The Chinese Yuan is the functional currency of the Company. Starting from 2018, the Company started receiving US dollars and various types of digital currencies as payment for services it provided to its customers as well as equity financing from investors. Digital currencies were recorded at their fair value on the day of the payment as revenue. Some portions of the digital currencies received from customers were subsequently sold and the proceeds were used to pay for normal business expenses in 2018. Due to the significant depreciation in various digital currencies, the Company r cognized a total loss o   09,47 in digital curr ncy transaction in th Statement o Operations. Such loss has been shown on the Statement of Operations as a separate line item. If there were no changes in the value of digital currencies in 2018, the Company would have been generated a positive net income of $202,988 instead of -$106,483.

Other Current Assets:

Other current assets represent the various digital currencies the Company has on hand at year end . Digital assets are evaluated and marked to market value at year end. Any gains or losses from markups or markdowns are recorded in accumulated other income in the Balance Sheet.

Unrealized Gain/Loss from Digital Currencies:

The Chinese Yuan is the functional currency of the Company. Starting from 2018, the Company started receiving US dollars and various types of digital currencies as payment for services it provided to its customers as well as equity financing from investors. At year end, any unused digital currencies still held on hand are evaluated by the Company. Any unrealized gains or losses resulting from digital currency depreciation are recorded as accumulated other comprehensive loss in the Balance Sheet. As of December 31, 2018, the Company recorded a total of $621,880 in accumulated other comprehensive loss.

Risks and Uncertainties:

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

During 2018, the Company received more than 90% of its revenue in the form of digital currency, which subsequently has realized loss of $309,471 and unrealized loss of $621,880, respectively due to digital currency deprecation. Due to the uncertainty of digital currencies in the future, the Company may continue to experience losses from digital currencies depreciations that are unrelated to its core business.

Recent Accounting Pronouncements:

Revenue:

In May 2014, the FASB issued Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. This accounting standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers to reflect the consideration to which the entity expects to be entitled to in exchange for goods and services. The standard will replace most existing revenue recognition accounting principles generally accepted in the United States of America. Topic 606 is effective for the Company as of January 1, 2019, and permits the use of either a retrospective or cumulative effect transition method. The Company has not selected a transition method and is currently evaluating the effect Topic 606 will have on its financial statements and related disclosures.

Leases:

In February 2016, the FASB issued ASU 2016-02, *Leases*. This standard requires all entities that lease assets with terms of more than 12 months to capitalize the assets and related liabilities on the balance sheet. The standard is effective for the Company as of January 1, 2020 and requires the use of a modified retrospective transition approach for its adoption. The Company is currently evaluating the effect ASU 2016-02 will have on its financial statements and related disclosures.

3.   Income Taxes

The Company has filed its corporate income tax return for the period ended December 31, 2018 and 2017.The income tax returns will remain subject to examination by the Chinese tax authorities under the statute of limitations for a period of time.

4.   Subsequ nt Ev nts

Subsequent events have been evaluated through the date of the independent auditors' report, which is the date the financial statements were approved by the Company and available to be issued. No additional items requiring disclosure in the financial statements have been identified.

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Company Name	DoraHacks
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Headline	Changing how organizations solve technical problems & recruit talent



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Image**



Tags

China, Tech, Hackathons, Network, Business

**Pitch
text**

Deal Highlights

- Active global developer community, launched in 2014, with over 20,000 hackers

- Active global hackathon organizer hosting 100+ hackathons with 1500+ hackathon projects completed

- Raised $2M+ from institutional funds such as Bitmain and 8 Decimal Capital

- Increased revenue by over 800% between 2017 and 2018

- Developer recruiting service partners with prominent enterprises from multiple sectors, including BOSCH, Microsoft, China Mobile, and Daimler AG

- Partnerships with blockchain projects, including Binance, BCH Foundation, Bitmain, NEO, TrueChain, TRON, Huobi, and Fenbushi Capital
- Hackathons covering cutting edge technologies, including AI, Blockchain, Cloud, Big Data, Security, FinTech, Quantum Computing, and AeroSpace Engineering

 **Problem**

Developer recruiting: the dual dilemmas

The Tech Recruiters' Dilemma:

- Evaluating whether or not a candidate is the right fit for a company has been difficult to prove through the traditional interviewing process
- Scouting new talent is inefficient due to an abundance of platforms and the overload of resumes without an easy way to filter through each candidate
- Increasing distrust of resume is resulting from difficulty finding qualified candidates that live up to the qualifications listed on their resumes

The Developers' Dilemma:

- Finding a job with little or no work experience can be very difficult, even for highly skilled compared to experienced candidates
- Many jobs are never posted online and require extensive networking in order to even be considered for the position
- No easy way to find small projects and tasks to build up their portfolios during the job search process

There is a gap between enterprises and developers

The number of hackers and developers is increasing rapidly, as well as the amount of open source projects. However, enterprises rely on traditional recruiting methods that fail to identify top talent in solving their technological challenges. This is in large part due to the lack of a location or platform that serves as a bridge between these disparate groups.

Enterprises have a difficult time capturing a pool of high-quality talent

Enterprises across the globe need to adopt frontier technologies to improve efficiency, lower costs, and outperform their competitors. These technologies are used to solve issues regarding manufacturing, security, finance, agriculture, and real estate. Tech talent with top expertise is needed globally but are usually mismatched and hard to identify. Advanced technical talent is not conveyed well through a traditional resume. Enterprises have successfully been able to aggregate creative and tech-savvy talents by sponsoring in-person hackathons in one specific geographical location. Prizes are generally awarded to the best solutions created and enterprises have the opportunity to offer employment to top talent that they've witnessed first-hand.

It is time to take this model to the next level.



Solution

DoraHacks provides recruiting services to its community of talented hackers by connecting them to top enterprises globally through hackathons and its future recruiting platform

DoraHacks ecosystem

Global In-Person Hackathons

(DoraHacks)

In addition to hosting nearly 100 hackathons in 8 countries and 15 cities so far, DoraHacks has been most active in China and India to date.

Global Online Hackathons

(HackHub, Beta)

Online hackathons break down the barriers of physical events and open the door for anyone with an internet connection to participate in hacks and collaborate.

Global Hacker Community

(HackHub, Beta)

A formal place where online hacker profiles and related projects can be created and viewed. Additionally, enterprise partners may use this community as a talent pool source.

Global Enterprise Hub

(HackHub, Future)

Enterprises propose competitions and technical problems to DoraHacks and get them resolved from the HackHub community. Incentives and prizes are provided to hackers by the sponsoring enterprise.

So you may ask: what exactly is a hacker and a hackathon?

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Hacker

Developers, engineers, and technology practitioners who solve real-world problems.



Hackathon

Where hackers gather and meet each other while joining each others' projects.



Why Hackers?

Developer communities get old as new technology is constantly emerging. The Hacker Movement is a fast growing and fast spreading movement. The movement has gained popularity from open source



Why Us?

The way companies recruit developers is fundamentally changing. Recruiting from communities, such as DoraHacks, will improve hiring and talent sourcing

8/8/2019 Republic — where anyone can invest in startups

developers to corporate developers and students. efficiency around the world.

DoraHacks is bringing key value to the table

Not only does DoraHacks bring together a community of technology practitioners, engineers, entrepreneurs and enterprises, it also delivers key value to each party involved through online/offline hackathons and plays an important role in social, economic and technological development.


Enterprises
Present Challenges in Many Areas of Business
Manufacturing
Security
Finance
Agriculture
Real Estate
DoraHacks
5G & IoT
Blockchain
AI
Use Technical Skills to Provide Solutions to Challenges
Hackers

For Developers/Hackers:

- To obtain and practice tech skills by solving real-world problems
- To share expertise, experience and ideas with others

- To learn how to collaborate with teammates under pressure

- To potentially get job offers from top-tier enterprises

For enterprises:

- To crowdsource or seek business ideas or solutions

- To collaborate with startups to launch new product or service

- To identify great and the right talents for recruiting purpose

- To reach out and engage with hacker community to enhance branding

HackHub enables the global connection

Recently, DoraHacks launched HackHub (Beta), an online platform that brings together global talent. It allows hackers to create a profile, communicate and collaborate with hackers around the world, and engage in online hackathons or competitions.

HackHub gives recognition to talented hackers by growing their reputation and rewarding them with badges or credit. Moreover, hackers have the opportunity to win prizes from global enterprise partners. Hackers will have a track-record of their work and projects to show their capabilities to prospective employers.

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Log into the HackHub to post and find ideas


HackHub
Jiannan Zhang
, etc
many and various
Hyperledger Fabric, Javascript, NodeJS, Python
Blockchain
C, C++, Python, Java (basics), JavaScript (basics), HTML(basics), CSS(basics), Android app development(basics).
R, SAS, Excel
chopping wood
robotics, governance, cryptography
JS
typescript, mathematica
Surfing, intelligence

Make a profile and browse the profiles of hackers

HackHub
Jiannan Zhang
App that creates a floor plan of my house from video taken on my phone using bundle adjustment
Better expense-tracking app that combines data from my banks with manually entered data on mobile
foo bar baz this is an idea

Grow your profile and get discovered by enterprises and other hackers





Traction

Quickly Growing Community

In 2017, DoraHacks started in Beijing and gradually became one of the largest hacker communities and hackathon organizers in China. As a leading hacker community brand, DoraHacks has partnered with hundreds of leading enterprises across 8 countries, and organized nearly **100 hackathons** in **15 different cities**. Since its establishment, around **3,000 projects** were generated that reached approximately **300,000 developers.**

DoraHacks has prominent corporate partners from multiple sectors, including BOSCH, Microsoft, China Mobile, Daimler AG etc. DoraHacks also has wide partnerships with blockchain projects, including Binance, BCH Foundation, BitMain, NEO, TrueChain, TRON, Huobi, Fenbushi Capital etc.

DoraHacks keeps expanding worldwide

We've collaborated with **3 major exchanges.**



Many leading blockchain projects **build their developer community by partnering with DoraHacks.**



Top funds **strategically invest or co-incubate with DoraHacks** to search for the next unicorn in the industry.



Trusted ecosystem partner of global catalysts, **helping enterprises solving their technical challenges.**



Giants and top-tier ventures around the world **enter new markets in frontier fields with DoraHacks.**



DoraHacks' rapid growth in the global community of hackers can be attributed to the current expansion of global developers and open source contributors. Moreover, entrepreneurial hackers are empowered by a new wave of web-based software that allows them to provide hacker solutions to top technical problems. By combining technology with innovation and collaboration, hackers and developers are creating new marketspaces. The 'hackers-for-hire' market proves to be extremely valuable for companies that are seeking talent and solutions to their enterprise problems.

Hacking accomplishments

Huobi Global's Challenge

Build a tool for the world leading exchange to detect inactive crypto addresses and track suspicious money-laundering activities.

Nature Guardian



An influential Chinese NGO building up a platform to collect data from regional non-profit organizations and credit 500k companies based on their track record of pollution. DoraHacks moderated a group of hackers and helped build classification models to categorize companies. Nature Guardian is now working with SEE on integration with the Central Bank of China to build credit system of "green debt."

Gun Safety



DoraHacks | San Jose 2018

A 9-year-old girl created a gun-control prediction app at DoraHacks San Jose Hackathon 2018.

8/8/2019 Republic — where anyone can invest in startups

#DoraHacks

Testimonials

What hackers are saying about DoraHacks?





Boston, U.S.



"From Boston to Tokyo, I led my team mates and followed DoraHacks. We got to know Hackers from Boston, Singapore, Japan, China, Tunisia, and Korea."

Xi'an, China



"I've never done my own project before and never dared to join a Hackathon. DoraHacks made me realize my own potential. I started to enjoy hack on new ideas with friends ever since."

Tokyo, Japan



"I'm an entrepreneur and the father of a Hacker. This time, my daughter came to the Hack with me. I hope there will be a

Berlin, Germany



"As a Data Engineer at PayPal, I always have many ideas about products. DoraHacks made me find a group of friends that can

platform for me to Hack with her worldwide   help each other and build up a team that can
without leaving home."   start an enterprise."



Business Model

Most of DoraHacks' revenue stream comes from enterprise sponsorships.

DoraHacks' business model fits perfectly with all the hacking activities

Sources of revenue from enterprises:

- Sponsorships for in-person hackathons
- Sponsorships for online hackathons
- Recruiting service fees

Additional future revenue stream could include further fees from enterprise partners posting online hacks or competitions and fees for developer/hacker talent recruiting by companies. In terms of revenue model, platform and service fees as well as a solution package fees will be applied. Global online hackathons and communities benefit both hackers and enterprises. M&A's have occurred with many of DoraHacks' competitors by large tech companies that include Google and Microsoft. As you can notice in the competitor graphic in the competition section below, there appears to be a correlation between the number of users and the M&A or valuation amount.



The Market

Developers and hackers have become the major workforce

Number of hackers and developers is increasing rapidly.

- The current worldwide population of professional developers is projected to grow from 23.9 million today (2019) to 28.7 million in 2024.

Growth of open source projects & hacker projects is fast.

- In 2018, two of the biggest acquisitions of open source software companies, Red Hat and GitHub, signaled the progression of open source to the mainstream.

Enterprises are adopting hacker culture and hosting hackathons.

- There were 5,636 hackathons worldwide in 2018, representing a 26% growth from 2017 .

The hacker movement is enabling growth and unlocking valuable assets

The hacker movement has resulted from the open source movement that gives people the opportunity to learn and practice technologies, build products and turn entrepreneurial ideas into reality without a mandatory university degree. The movement started with hackathons. Hackers attend hackathons to learn technology and to find teammates to build products. Every year, thousands of hackathons are organized across the globe. A growing and large percentage of developers, college students and almost every open source contributor participate in hackathons.

In addition to the hacker movement, DoraHacks is addressing two major markets with high projected future growth rates

Market

Market Size (2018)

Global IT	**$3.7 trillion**
Global Online Recruitment	**$27.3 billion**

DoraHacks' growth is correlated with the increasing global IT market, global online recruitment market as well as the population of global developers and hackers. That indicates, moving forward, DoraHacks will have greater opportunities to enhance its user base and to attract more top-tier enterprises to sponsor or partner with DoraHacks in order to access its fast-growing talent pool. Such ecosystem has a substantial amount of potential to directly or indirectly contribute to the global online recruitment market and trend.



Competition

What makes DoraHacks stand out?

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Versus Traditional Big Tech Firms (Oracle and IBM)

DoraHacks is like a decentralized brain that moderates hackers to solve problems more precisely with a customized solution for each enterprise problem, on the contrary to large, rigid tech firms



Versus Traditional Recruiting Platforms

DoraHacks is THE new way to gain access to and source high quality tech talent. On our platform, companies see first-hand the talent of developers rather than relying on just a resumé





Versus GitHub/Kaggle/TopCoder

DoraHacks is built upon hacker communities and the movement, therefore our platform users have different goals. Hackers on the DoraHacks platform have attraction to large companies

Similar Companies

8/8/2019 Republic — where anyone can invest in startups

GitHub	Open Source Contributions	28M	7.5B
HackerRank	Company Engineers	3.4M	A Few Hundred Million
Kaggle	Data Scientists	A Few Hundred Thousand	80MM
Top Coder	Coder / Web Designer	A Few Hundred Thousand	50MM
DoraHacks	Hacker	~300k Reached ~20k+ Attended Offline	35MM



Roadmap

What's next

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STAGE 1:
The Beginning of DoraHacks
STAGE 2:
Where We Are Currently
STAGE 3:
The Future of Hacking & DoraHacks

A Hacker Organization

Founded in 2014, **DoraHacks is a global leading hacker organization** that has reached over 300k hackers worldwide, hosted 100+ hackathons in 15 cities from 8 countries, 20,000 participants, and 50+ enterprise partners.

A Hacker Bridge

DoraHacks connects hackers to enterprise challenges and entrepreneurial ideas through hackathons hosted online and in person. Enterprises submit technology issues and hackers works together to solve them.

A Hub of Global Talent

DoraHacks is creating a hub of global technology talents (or hackers), including developers, technology practitioners and entrepreneurs. This will revolutionize the way organizations acquire tech talent.

DoraHacks is focusing on online user base growth, challenge/project growth and enterprise partner growth

8/8/2019 Republic — where anyone can invest in startups



2019
100,000 Hackers
200 Enterprise
Partners
2021
1 Million Hackers
1,000 Enterprises
Partners
2025
5-10 Million Hackers
5,000 Enterprises
Partners

Investment

Raised about $2M+ to date from prominent industry investors

And have built a network of strategic investors that refer high-quality partners to the DoraHacks community and platform.





Why Digital Security Offering (DSO)?

DoraHacks is raising money by offering Digital Securities for sale. The digital securities will have the same rights and benefits as traditional equity, but they will be represented in digital form. When investors purchase the DoraHacks Digital Security, they will be purchasing preferred shares in the company.

Benefits to Investors



24/7 markets



Fractional ownership



Rapid settlement



Increased liquidity & market depth



Flexibility of smart contracts



Automated compliance



Reduction in direct costs



Asset interoperability

DSO Partners

8/8/2019 Republic — where anyone can invest in startups





Issuance
SECURITIZE
Public Sale
Republic
CLARKE
GLOBAL MARKETING
Custodian
NORTHCAPITAL
PAXOS
Legal
DIGITAL SECURITIES LAW GROUP











Team

Core Team

CEO

Product



Eric Zhang

Founder, DoraHacks

Former researcher at CERN Openlab, attendee of LHC@Home Test4Theory

Organizer, CERN Webfest 2013

Senior Hacker, Champion of CERN Webfest 2014

Creator, Particle Clicker

Director, TrueChain Foundation

Graduated from CS Department of Oxford University

Business

Penny Wang

Co-founder, DoraHacks

Designed and operated 5 major hackathons in 2017

Made DoraHacks largest in China

Led team finish Global Hack in 15 cities in 2018

Made DoraHacks the most active hacker organization

Master of Economics

Leicester University



Legal



Steve Yue

Partner & Head of BD
at DoraHacks

Responsible for DoraHacks
Partnerships and Revenue

Tech Advisor, Coinfinit

Academy Elite at
Hillhouse Capital

B.A. in Economics

Tsinghua U School of Economics and Management

Zhiyong Sun

Senior Partner at Tiantai Law Beijing Office
Visiting Professor, China University of Political Science and Law
Vice Chairman of Industrial Innovation Strategic Alliance of State-owned Enterprises
Expert in Law and Economics
More than 20 years of practice in the fields of high-tech, capital market and real estate

Investment



Yubo Ruan

Founding Partner
8 Decimal Capital
Partner, Skylight Investment
Former DoraHacks Hacker
Former Alisimba CEO
Founder of Allseeing-Eye
30 under 30 Outstanding Chinese Entrepreneur in US
13 International Awards
5 Patents

Key Mentors

Renowned Professors

Corporate Tech Leads and CTOs

Community KOLs

Venture Capital Managers

Dawn Song
Prof. at UC Berkeley
Co-founder, Oasis Labs
San Jose Blockchain Hack

Asta Xie
President
Gopher China Foundation
BCH Hackathon Beijing

Nelson Vasanth J
Head of India
Facebook Developer
DoraHacks GHS Bangalore

Liming Wang
Partner
Fenbushi Capital
DoraHacks GHS Oxford

Bhushan Patil
President, Paytm
Former Executive at Alibaba Group
DoraHacks GHS Bangalore

Sunil Rao
Partner, Lightspeed Ventures
Former Google Executive
DoraHacks GHS Bangalore

Elaine Shi
Prof. at Cornell U
Co-founder, ThunderCore
San Jose Blockchain Hack

Rachit Gupta
Investment Professional
Sequoia Capital
DoraHacks GHS Bangalore

Ronghui Gu
Asso. Prof. at Columbia U
Founder, CertiK
Beijing Blockchain Security Hack

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Join us in powering the future of hacking and enterprise solutions!

Team



Jian Nan Zhang — Founder



Penny Wang — Co-Founder



Steve Yue — Partner & Head of BD



Zhiyong Sun — Senior Partner at Tiantai Law Beijing Office



Yubo Ruan — Founding Partner, 8 Decimal Capital

Perks

$500

Featured on our website as a valued supporter of DoraHacks

$1,000

Featured on our website as a valued supporter of DoraHacks A limited edition DoraHacks T-shirt, hat, and Dora stickers

$2,500

Featured on our website as a valued supporter of DoraHacks A limited edition DoraHacks T-shirt, hat, and Dora stickers A free ticket to any DoraHacks Offline Hackathon in 2019 or 2020

$5,000

Featured on our website as a valued supporter of DoraHacks A limited edition DoraHacks T-shirt, hat, and Dora stickers A free ticket to any DoraHacks Offline Hackathon in 2019 or 2020 An introduction to one of DoraHacks' corporation partners for either your personal network or a potential internship/job recommendation

$10,000

Featured on our website as a valued supporter of DoraHacks A limited edition DoraHacks T-shirt, hat, and Dora stickers A free ticket to any DoraHacks Offline Hackathon from 2019-2021 An introduction to one of DoraHacks' corporation partners for either your personal network or a potential internship/job recommendation A free and fancy dinner with DoraHacks' core team in the U.S. (transportation not included)

$25,000

Featured on our website as a valued supporter of DoraHacks A limited edition DoraHacks T-shirt, hat, and Dora stickers A free ticket to any DoraHacks Offline Hackathon from 2019-2021 An introduction to one of DoraHacks' corporation partners for either your personal network or a potential internship/job recommendation A free and fancy dinner with DoraHacks' core team in the U.S. including round trip domestic airfare (economy class) for one and hotel accommodations (2 nights) for one

FAQ

How do I earn a return?

We are using a SAFE security. Learn how this translates into a return on investment here.

FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Twenty-Second Century Dora Technology Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the "*Corporation*"), DOES HEREBY CERTIFY:

ARTICLE I

The name of the Corporation is **Twenty-Second Century Dora Technology Holdings, Inc**. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 17, 2018.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (hereinafter known as "*DGCL*").

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 2140 South Dupont Highway, in the City of Camden, County of Kent, Delaware 19934. The name of the registered agent at such address is Paracorp Incorporated.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is consisting of 100,000,000 shares of Common Stock, $0.0001 par value per share (the "*Common Stock*"), and 100,000,000 shares of Preferred Stock, $0.0001 par value per share (the "*Preferred Stock*"), of which 638,300 shares shall be designated "*Series CHN Preferred Stock*".

The terms and provisions of the Common Stock and Series CHN Preferred Stock are as follows:

1. **Definitions.** For purposes of this Section, the following definitions shall apply:

    (a)   "*Conversion Price*" shall mean $ 1.40 per share for the Series CHN Preferred Stock (each subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

    (b)   "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

    (c)   "*Corporation*" shall mean Twenty-Second Century Dora Technology Holdings, Inc.

(d) "***Distribution***" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) repurchases at cost of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder and approved by the Board of Directors, including at least one of the Preferred Directors, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of a majority of the outstanding shares of Common Stock and the holders of at least 75% of the outstanding shares of the Series CHN Preferred Stock of the Corporation, voting as separate classes.

(e) "***Dividend Rate***" shall mean zero.

(f) "***Liquidation Preference***" shall mean the amount equal to the Original Issue Price as defined below for the Series CHN Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) "***Original Issue Price***" shall mean $0.0001 per share for the Series CHN Preferred Stock, (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i) "***Recapitalization***" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. **Dividends.**

(a) ***Dividends.*** Dividend shall be payable only when, as, and if declared by the Board of Directors. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation, if any) the holders of the Series CHN Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series CHN Preferred Stock in an amount at least equal to the cash value of the consideration for the Series CHN Preferred Stock at the time of purchasing the Series CHN Preferred Stock.

(b) ***Additional Dividends.*** After the payment or setting aside for payment of the dividends described in Section 2, any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Series CHN Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock that would be held by each such holder if all shares of Series CHN Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4).

(c) ***Non-Cash Distributions.*** Whenever a Distribution provided for in this Section 2 is payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d)   *Waiver of Dividends.* Any dividend preference of the Series CHN Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of at least 60% of the outstanding shares of such series.

3.   **Liquidation Rights.**

(a)   *Liquidation Preference – Series CHN Preferred Stock.* In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series CHN Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series CHN Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series CHN Preferred Stock.

(b)   *Remaining Assets.* After the payment or setting aside for payment to the holders of Series CHN Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock and the Series CHN Preferred Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c)   *Shares not Treated as Both Series CHN Preferred Stock and Common Stock in any Distribution.* Notwithstanding the above, for purposes of determining the amount each holder of shares of Series CHN Preferred Stock is entitled to receive pursuant to this Section 3, each such holder of shares of Series CHN Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Series CHN Preferred Stock into shares of Common Stock immediately prior to the distribution if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such Series CHN Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Series CHN Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Series CHN Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d)   *Reorganization.* For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation (or the surviving or acquiring entity); (iii) a sale, lease or other disposition (including, without limitation, the exclusive license) of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iv) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Series CHN Preferred Stock (voting as a single class and on an as-converted basis).

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. **Conversion.** The holders of the Series CHN Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Series CHN Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series CHN Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. The number of shares of Common Stock into which each share of Series CHN Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series. Upon any decrease or increase in the Conversion Price for any series of Series CHN Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Series CHN Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten Initial Public Offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of the Corporation's Common Stock, or (ii) upon

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the receipt by the Corporation of a written request for such conversion from the holders of all of the Series CHN Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "*Automatic Conversion Event*").

(c)   *Mechanics of Conversion.* No fractional shares of Common Stock shall be issued upon conversion of the Series CHN Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series CHN Preferred Stock held by each holder of Series CHN Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series CHN Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series CHN Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; *provided, however*, that on the date of an Automatic Conversion Event, the outstanding shares of Series CHN Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series CHN Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series CHN Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series CHN Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series CHN Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series CHN Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Series CHN Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series CHN Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however*, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series CHN Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series CHN Preferred Stock shall not be deemed to have converted such Series CHN Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d)   *Adjustments to Conversion Price for Diluting Issues.*

(i)   ***Special Definition.*** For purposes of this paragraph 4(d), "***Common Stock***" shall mean all shares of Common Stock, Options or Convertible Securities. For purposes of this paragraph 4(d), "***Additional Shares of Common***" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1)   shares of Common Stock upon the conversion of the Series CHN Preferred Stock;

(2)   shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors (including at least one Preferred Director (as defined below));

(3)   shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4)   shares of Common Stock issued or issuable as a dividend or distribution on Series CHN Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5)   shares of Common Stock issued or issuable in a registered public offering under the Securities Act pursuant to which all outstanding shares of Series CHN Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(6)   shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, development projects or other strategic transaction, *provided*, that such issuances are approved by the Board of Directors (including at least one Preferred Director);

(7)   shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors (including at least one Preferred Director);

(8)   shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to other strategic transactions approved by the Board of Directors (including at least one Preferred Director);

(9)   shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors (including at least one Preferred Director); and

(10)   shares of Common Stock that are otherwise excluded from the definition of "***Additional Shares of Common***" by the affirmative vote of at least 60% of the outstanding shares of Series CHN Preferred Stock (voting together as a single class and on an as converted basis).

(ii)	*No Adjustment of Conversion Price.* No adjustment in the Conversion Price of the Series CHN Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation) is less than the Conversion Price for the Series CHN Preferred Stock in effect on the date of and immediately prior to such issue. In the event that the number of Additional Shares of Common or the aggregate consideration received by the Corporation in connection with the issuance of such Additional Shares of Common cannot be ascertained at the time of issuance, such Additional Shares of Common shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the aggregate consideration, as applicable, ascertainable. In the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional Shares of Common in a transaction that causes an adjustment of the Conversion Price of the Series CHN Preferred Stock (a "*Dilutive Issuance*", and the first issuance or deemed issuance in connection therewith, the "*First Dilutive Issuance*"), then in the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional Shares of Common in a Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "*Subsequent Dilutive Issuance*"), then and in each such case upon a Subsequent Dilutive Issuance, the applicable Conversion Price shall be reduced to the Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(iii)	*Deemed Issue of Additional Shares of Common.* In the event the Corporation at any time from and after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1)	no further adjustment in the Conversion Price of the Series CHN Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)	if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of the Series CHN Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3)	no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of the Series CHN Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4)   upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of the Series CHN Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a)   in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b)   in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5)   if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv)   ***Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.*** In the event the Corporation shall at any time after the Series CHN Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4(d)(iii)), without consideration or for a consideration per share less than the Series CHN Conversion Price in effect immediately prior to such issue, then the Series CHN Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP2" shall mean the Series CHN Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b)   "CP1" shall mean the Series CHN Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series CHN Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

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(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(v)   ***Determination of Consideration.*** For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1)   ***Cash and Property.*** Such consideration shall:

(a)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c)   in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2)   ***Options and Convertible Securities.*** The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e)   ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of the Series CHN Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion

Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Subdivisions or Combinations of Series CHN Preferred Stock.*** In the event the outstanding shares of Series CHN Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series CHN Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series CHN Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of the Series CHN Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series CHN Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series CHN Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 3 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Series CHN Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series CHN Preferred Stock shall have the right thereafter to convert such shares of Series CHN Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of the Series CHN Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to above in this Section 4(g), then, in each such case for the purpose of this Section 4, the holders of Series CHN Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock into which their shares of Series CHN Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(h) ***Certificate as to Adjustments.*** Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series CHN Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series CHN Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series CHN Preferred Stock.

(i) ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of the Series CHN Preferred Stock may be waived by the consent or vote of the holders of a majority of the outstanding shares of such series (voting together as a single class and on an as converted basis) either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of the Series CHN Preferred Stock.

(j) **_Notices of Record Date._** In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(e);

then, in connection with each such event, this Corporation shall send to the holders of the Series CHN Preferred Stock ten (10) days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above. In the case of a notice pursuant to clause (iii) above, such notice shall describe the material terms and conditions of the impending transaction, the Corporation shall thereafter give such holders prompt notice of any material changes, and the transaction shall in no event take place sooner than five (5) days after the Corporation has given such notice or sooner than five (5) days after this Corporation has given notice of any material changes.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series CHN Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Series CHN Preferred Stock, voting as a single class and on an as-converted basis.

(k) **_Reservation of Stock Issuable Upon Conversion._** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series CHN Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series CHN Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series CHN Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. **Voting.**

(a) **_Restricted Class Voting._** Except as otherwise expressly provided herein or as required by law, the holders of Series CHN Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) **_No Series Voting._** Other than as provided herein or required by law, there shall be no series voting.

(c) **_Series CHN Preferred Stock._** Each holder of Series CHN Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of

Series CHN Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series CHN Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Series CHN Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series CHN Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation.

(d)   ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(e)   ***Series CHN Preferred Stock Protective Provisions:*** Prior to the initial public offering of the Corporation, the Corporation and any subsidiaries, branches and other subsidiaries of the Corporation (the "***Group Companies***") shall not engage in or do any of the following matters, and neither the Corporation's shareholders nor Board of Directors may not approve such matters without written consent or affirmative vote by holders of the Series CHN Preferred Stock (together, the "***Series CHN Investor***"):

i)   amend or change any of the rights of the Series CHN Investor or any restrictions imposed for the benefits of the Series CHN Investor in this Certificate of Incorporation;

ii)   grant any Group Companies' shareholders senior to or equivalent to the rights of the Series CHN Investor;

iii)   repurchase or redeem any equity of the Group Companies; increase or decrease the registered capital of any Group Company; issue, reimburse or repurchase any debt that is convertible or exchangeable for any equity in the Group Company; issue, grant or perform any equity subscription rights, options, or any other act that may result in the Series CHN Investor's shares held in the Group Companies being diluted or reduced;

iv)   amend the Certificate of Incorporation of the Group Companies;

v)   merge with any entity, or sell all or substantially all of the assets or business through any single transaction or series of related transactions, or license all or substantially all of the exclusive intellectual property rights of the Group Companies, or take any actions that cause the change of control of Key Holder (as defined in Shareholders Agreement);

vi)   liquidate, dissolve or declare bankruptcy;

vii)   announce or pay any form of dividend or bonus

viii)   increase or decrease the number of board members;

ix)   invest in any other company, partnership, trust, joint venture or other entity; establish any branch, subsidiary or any joint venture;

x)   make any loan exceeding USD$30,000 in one or more transactions in any financial year in addition to obtaining short-term loans from banks or other financial institutions in the course of daily operations;

xi)   make any purchase or lease of any asset exceeding USD$30,000 in one transaction or accumulated exceeding USD$75,000 in any financial year;

xii)   make any related transactions with shareholders, directors, officers, employees of the Group Companies or the related parties of the aforesaid persons, the related parties of the Group Companies, the shareholders, directors, officers, employees of the related parties of the Group Companies, or any other entity in which the equity of any Key shareholder owns;

xiii)   provide a loan of more than USD$30,000 to any third party other than the Group Companies or provide any guarantee for the debt of any third party other than the Group Companies;

xiv)   set security interests, liens or other mortgages on any assets or interests of the Group Companies;

xv)   sell, transfer or dispose of significant assets or business of the Group Companies;

xvi)   sell, transfer, license, or dispose of the technology or any intellectual property rights of the Group Companies, or set any pledge or third party rights on such technology or intellectual property rights; set security interests, liens or other third party rights on any assets or interests of the Group Companies;

xvii)   pass, modify or terminate any equity incentive plan (including employee option plans) and any option awards or equity offerings under those plans;

xviii)   make significant changes to the main business of the Group Companies that are significantly different from the current business plan, or change or withdraw from the business promised by the Group Companies;

xix)   directly or indirectly sell, transfer, dispose of or dilute the Corporation's interests in the Group Companies; approve the equity transfer of any of the Group Companies;

xx)   approve or modify the financing plan of the Group Companies to other investors;

xxi)   prosecute, withdraw, compromise or reconcile any dispute involving an amount exceeding USD$30,000;

xxii)   appoint or replace a Group Company auditor or make significant changes to a Group Company's accounting policies;

xxiii)   any other event or transaction that does not occur during the day-to-day operations of the Group Companies.

6.   **Amendments and Changes.** Subject to Section 5 (e), for so long as any shares of Series CHN Preferred Stock remain outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of the outstanding shares of the Series CHN Preferred Stock (voting together as a single class and on an as-converted basis):

(a)   amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation (including pursuant to a merger);

(b)   increase the authorized number of shares of Common Stock or Preferred Stock or any series thereof;

(c)   authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with any series of Preferred Stock or having voting rights other than those granted to the Preferred Stock generally;

(d)   enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(d);

(e)   authorize a merger, acquisition or sale of substantially all of the assets of the Corporation or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Corporation);

(f)   enter into any agreement regarding a transfer or license of intellectual property out of the ordinary course of business;

(g)   voluntarily liquidate or dissolve;

(h)   increase or decrease the size of the Board of Directors or any change in the method of selecting members of the Board of Directors;

(i)   declare or pay any Distribution with respect to the Common Stock of the Corporation;

(j)   take any action that results in the payment or declaration of a dividend on any shares of Common Stock or Preferred Stock;

(k)   incur any indebtedness or enter into any guaranty in excess of $500,000 in any one transaction or series of related transactions;

(l)   enter into any interested party transaction; or

(m)   amend this Section 6.

7.   **Reissuance of Series CHN Preferred Stock.** In the event that any shares of Series CHN Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

8.   **No Redemption Rights**. The Series CHN Preferred Stock shall not be redeemable by the holders thereof unless otherwise stipulated expressly in this Agreement and the Shareholders Agreement.

9.   **Notices.** Any notice required by the provisions of this Article IV to be given to the holders of Series CHN Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE V

1. The Board shall have authority to the fullest extent permitted under the DGCL, but subject to all contractual restrictions to which it is bound, to adopt by resolution from time to time one or more Certificates of Designation providing for the designation of one or more series of Preferred Stock, and such designations, limitations, voting rights (if any) and restrictions thereof, and to fix or alter the number of shares comprising any such series, subject to any requirements of the DGCL, all contractual restrictions by which the Corporation is bound and this Certificate of Incorporation, as amended from time to time.

2. The authority of the Board with respect to each such series shall include, without limitation of the foregoing, the right to determine and fix the following preferences and powers, which may vary as between different series of Preferred Stock:

          (i) the distinctive designation of such series and the number of shares to constitute such series;

          (ii) the rate at which any dividends on the shares of such series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms;

          (iii) unless explictly provided in the Shareholders Agreement, the right or obligation, if any, of the Corporation to redeem shares of the particular series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;

          (iv) the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such series of Preferred Stock shall be entitled to receive upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

          (v) the terms and conditions, if any, upon which shares of such series shall be convertible into, or exchangeable for, shares of capital stock of any other series, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

          (vi) the obligation, if any, of the Corporation to retire, redeem or purchase shares of such series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;

          (vii) voting rights, if any, including special voting rights with respect to the election of directors and matters adversely affecting any series of Preferred Stock; and limitations, if any, on the issuance of additional shares of such series or any shares of any other series of Preferred Stock.

ARTICLE VI

Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the bylaws of the Corporation.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

ARTICLE IX

1.   To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2.   The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.   Neither any amendment nor repeal of this Article IX, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

In the event that a member of the Board of Directors of the Corporation who is also a partner or employee of an entity that is a holder of Preferred Stock and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a "*Fund*") acquires knowledge of a potential transaction or other matter in such individual's capacity as a partner or employee of the Fund or the manager or general partner of the Fund (and other than directly in connection with such individual's service as a member of the Board of Directors of the Corporation) and that may be an opportunity of interest for both the Corporation and such Fund (a "*Corporate Opportunity*"), then the Corporation (i) renounces any expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to the Corporation and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to the Corporation or any of its affiliates; *provided, however*, that such director acts in good faith. Nothing in this Article X shall be deemed to mitigate or otherwise reduce the scope of fiduciary duties owed by any member of the Board of Directors solely in his or her capacity as a member of the Board of Directors, whether to the Corporation, its stockholders or otherwise.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE XII

The Corporation is to have perpetual existence.

********** ** *************

That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the Delaware General Corporation Law.

That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 1st day of August, 2019.



Signature: _____

Jiannan Zhang, CEO

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDINGS, INC.
SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "***Investor***" and together with all other SAFE holders, the "***Investors***") of $[________] (the "***Purchase Amount***") on or about [Date of SAFE], Twenty-Second Century Dora Technology Holdings, Inc., a Delaware corporation (the "***Company***", hereby issues to the Investor the right (the "***Right***") to acquire if and when issued by the Company in a Token Generation Event (as defined below), a number of tokenized shares of the Company's Series A Non-Voting Preferred Stock, par value $0.0001 (the "***Non-Voting Preferred Stock***") equal to the Token Amount (as defined below), with each such share of Non-Voting Preferred Stock in uncertificated digitized form, that is compliant with ERC-20 standard (or any other standard that the Company may elect in its sole discretion) (the "***DORA Token***" or "***Token***"), subject to the terms and conditions set forth in this instrument, as may be amended, restated a/or modified from time to time in accordance with the provisions hereunder (this "***SAFE***"). "***Token Generation Event***" means the bona fide issuance of the Tokens to the Investors. See Section 3 for additional defined terms.

Effective Date:	[Insert date of SAFE]
SAFE Unit Price:	$3.29
Purchase Commitment Currency:	United States Dollars
Pur ha e Amount:	[In ert total pur ha e amount]
Token Amount:	[=Purcha e Amount SAFE Unit Pri e]

1. ***Events***

(a) **Token Generation Event**. The Company will use its commercially reasonable efforts to cause the Token Generation Event to occur. In the event that the Token Generation Event occurs, the Tokens will be minted and delivered

to Purchaser to a wallet address created by Investor on the Securitize Platform and the SAFE will immediately terminate in accordance with Section 1(e) herein.

In connection with the issuance of such Tokens to the Investor, pursuant to this Section 1(a), the Investor shall (i) execute and deliver to the Company all transaction documents related to the Token Generation Event, including a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which Token holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving the Tokens and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and (ii) Investor will provide to the Company a network address by creating an account on the Securitize Platform to which Investor's Tokens will be delivered.

If the Token Generation Event does not occur, Investor will not receive any refund or return of the Purchase Amount, *provided* the Investor will continue to retain its rights in the event of a Liquidity Event (Section 1(b)) or Dissolution Event (Section 1(c)). .

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this instrument in accordance with Section 1(e) the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "*Dissolving Investors*"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amount they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Restrictions on Transferability**. All Tokens acquired pursuant to this SAFE will be subject to the restrictions on transferability and resale described in the Offering Memorandum and inherent to Rule 501 of Regulation Crowdfunding, both of which are incorporated herein by reference.

(e) **Required Withdrawal**. The Company shall be authorized to terminate this instrument and refund the Purchase Amount to the Investor if in the sole discretion of the Company: (i) this instrument would be or reasonably likely to be in violation of the securities laws or regulations of the United States, or other jurisdiction applicable to the Company or Investor, or (ii) this instrument causes or would reasonably likely to cause, extraordinary expense, substantial additional obligations or a material adverse effect on the Company or Investor, as determined in the sole discretion of the Company. Following the execution of this instrument, the Company may take additional steps or request additional information to verify the accuracy of the representations and warranties made in Section 4 below. In the event that the Company, in its sole discretion, is unable to verify the accuracy of the such information, the Company shall be authorized to terminate this instrument and refund the Purchase Amount to the Investor.

(f) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of Tokens to the Investor pursuant to Section 1(a); or (ii) the payment of amounts due the Investor pursuant to Section 1(b) or Section 1(c). Notwithstanding the foregoing, the provisions of Sections 5, 6 and 7 of this instrument shall survive and not terminate.

2. *Payment and Rights*

(a) In consideration for the grant of the right by the Company to Investor, each Investor will pay the Purchase Amount to the Company. The Purchase Amount shall be deemed prepayment for the issuance of the Non-Voting Preferred Stock associated with Tokens to be issued pursuant to this SAFE.

(b) The Company will accept payment for the Right in U.S. Dollars.

(c) Upon receipt of payment and distribution of the Tokens to the Investors, the Tokens will have the following rights, as memorialized in a Certificate of Designation filed with the state of Delaware: (I) to annual noncumulative dividends at the discretion of the Company's board of directors; (II) to be redeemed by the Company, if permissible, for either (A) the fair market value (if any) as determined in good faith by an independent third-party valuation firm or (B) if no fair market value is determinable at such time, $6.58 per Token, (III) liquidation preferences equal to $0.10 per Token plus any declared but unpaid dividends; and (IV) unaudited financial statements of the Company no later than forty-five (45) days following the close of each fiscal year and quarterly non-financial updates on the Company, (together, the "*Token Rights*"). The Tokens will not have any voting rights unless otherwise required under Delaware law.

3. *Definitions*

"*Capital Stock*" means the capital stock of the Company, including, without limitation, the "*Common Stock*" and "*Preferred Stock*".

"*Change of Control*" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Common Stock*" means common stock, par value $0.0001 per share, of the Company.

"*Dissolution Event*" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control, (iv) an Initial Public Offering, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"*Disqualified Jurisdiction*" means the Balkans, Belarus, Burma, Cote D'Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe or any other country or territory that is the subject of country-wide or territory-wide sanctions.

"*Initial Public Offering*" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"*Liquidity Event*" means a Change of Control or an Initial Public Offering.

"*Liquidity Price*" means the quotient arrived at by dividing (A) (i) the price per share offered to stockholders of the Company in a Change of Control, or (ii) the actual price per share at which the Company's shares are offered to the public in an Initial Public Offering, by (B) the Liquidity Capitalization.

"*Maximum Raise Amount*" means $1,069,996.83 under Reg CF.

"*Offering End Date*" means December 31, 2019.

"*Offering Memorandum*" means the Company's Offering Statement on Form C and exhibits thereto, initially dated August 2, 2019, regarding the Tokens.

"*Offering Memorandum Token Terms and Conditions*" means the rights, powers, and preferences and restrictions and limitations thereon, of the Non-Voting Preferred Stock associated with the Tokens described in the Offering Memorandum, which is incorporated herein by reference.

"*Platform*" means OpenDeal Portal LLC dba "Republic".

"*Preferred Stock*" means preferred stock, par value $0.0001 per share, of the Company.

"*Prohibited Person*" has the meaning set forth in Section 4(k).

"*SAFE Unit Price*" means the dollar value per Token as set forth on the first page hereof.

"*Securitize Platform*" means the online tokenization platform for digital securities issuance and managemnet hosted by Securitize Inc. at https://www.securitize.io/.

"*Target CF Minimum*" shall mean $99,999.55 raised via Regulation CF.

"*Token Amount*" the quotient of the Purchase Amount divided by the SAFE Unit Price.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) To the knowledge of the Company, the execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor (or the Tokens to be delivered), has been duly authorized by all necessary actions on the part of the

Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) To the knowledge of the Company, no consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock associated with the Tokens and issuable pursuant to Section 1(a).

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflicts with, or an infringement of, the rights of others. The DORA Token is not necessarily a proprietary trade name of the Company.

(f) THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTIBILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; OR (iii) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, INVESTOR ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

(g) The Company or a duly authorized Affiliate of the Company shall be solely responsible for the transfer of Tokens to the Investor.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of this investment. The Investor understands and acknowledges that the Company has no operations or financial history, the Company may not generate any revenue or become profitable for several years, if ever, and that an investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of Investor's entire investment and is able, without impairing the Investor's financial condition, to hold the SAFE for an indefinite period of time and to suffer a complete loss of the Investor's investment

(c) The Investor has made its own investigation and evaluation of this SAFE and the Tokens, including the risks involved in an investment in this SAFE and the Tokens. In making such investigation and evaluation, Investor has been provided with, and has carefully reviewed, the Offering Memorandum, including the information under the caption "*Risk Factors*," therein, and has consulted with his, her or its own legal, financial and tax advisors as to the merits and risks of an investment in the SAFE and the Tokens.

(d) The Investor has read each of the representations, warranties, acknowledgments, confirmations and agreements contained in the Offering Memorandum and understands, and agrees, that Investor is deemed to have made such representations, warranties, acknowledgments, confirmations and agreements for the benefit of the Company under this SAFE.

(e) The Investor is not a resident of or is domiciled in any Disqualified Jurisdiction or purchasing the Tokens from a location in any Disqualified Jurisdiction.

(f) The Investor acknowledges they shall have limited voting, information and inspection rights.

(g) The Investor has not relied on any representations or warranties made by the Company outside of this instrument and the Offering Memorandum, including, but not limited to, conversations of any kind, whether through oral or electronic communication. The Investor represents that it has adequate information on which to base its decision to purchase Tokens through this instrument.

(h) The Investor understands that no federal or state agency or any other governmental authority has passed on or made any recommendation or endorsement of this agreement or the Tokens or the fairness or suitability of this investment, nor has any governmental authority passed upon or endorsed the merits of this offering.

(i) The Investor's entry into this instrument complies with applicable laws and regulations in the Investor's jurisdiction.

(j) The Investor understands that the Investor bears sole responsibility for any taxes as a result of the matters and transactions that are the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the Investor. To the extent permitted by law, the Investor agrees to indemnify, defend and hold the Company or any of its affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the delivery of Tokens to the Investor pursuant to this instrument) associated with or arising from the Investor's purchase of Tokens hereunder, or the use or ownership of Tokens.

(k) The Investor is not is not a Prohibited Person meaning that (i) a citizen or resident of a geographic area in which use of cryptographic tokens is prohibited by applicable law, decree, regulation, treaty, or administrative act; (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes; or (iii) an individual, or an individual employed by or associated with an entity, that is identified on the U.S. Department of Commerce's Denied Persons or Entity List, or the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons Lists, or the U.S. Department of State's Debarred Parties List or the sanctions lists adopted by the United Nations and the European Union to such extent such sanctions are extended by the UK Government to its Overseas Territories, as such lists may be amended from time to time; or (iv) a person who acts, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Company, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that the purchase is permitted. If Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company.

(l) The Investor will not use the Tokens in connection with any activity that violates applicable laws in any relevant jurisdiction, including, but not limited to, use of the Tokens in connection with transactions that violate U.S. federal or state securities or commodity laws.

(m) No person or entity that controls, is controlled by or under common control with, the Investor is a Prohibited Person.

(n) No person having any direct or indirect beneficial interest in the Investor (each, a "*Beneficial Owner*") is a Prohibited Person.

(o) To the extent the Investor has any Beneficial Owners, (i) it has carried out thorough due diligence to establish the identities of those beneficial owners; (ii) it holds the evidence of those identities and status and will maintain all of that evidence for at least five years; and (iii) it will make available that evidence and any additional evidence that the Company may require upon request in accordance with applicable regulations.

(p) The Investor acknowledges to the Company that if any of the representations and warranties in the preceding clause ceases to be true or if the Company no longer reasonably believes that it has satisfactory evidence as to their truth, despite any other agreement to the contrary, the Company may, in accordance with applicable regulations, be obligated to do one or more of the following: (i) to take certain actions relating to the Investor's purchase of Tokens; (ii) to report that action; and (iii) to disclose the Investor's identity to a governmental, regulatory or other authority.

(q) If the Company is required to take any of the actions referred to in the preceding clause, the Investor understands, and agrees with the Company, that it has no claim against the Company, and its affiliates, directors, members, partners, shareholders, officers, employees and agents for any of damages as a result of any of those actions.

(r) The funds that Investor uses to purchase Tokens are not derived from or related to any unlawful activities, including but not limited to money laundering or terrorist financing, and Investor will not use Tokens to finance, engage in, or otherwise support any unlawful activities. All payments by Investor under this instrument will be made only in Investor's name, from a digital wallet or bank account held in Investor's name and under Investor's control, and not located in a country or territory that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force, and is not a "foreign shell bank" within the meaning of the U.S. Bank Secrecy Act (31 U.S.C. § 5311 et seq.), as amended, and the regulations promulgated thereunder by the Financial Crimes Enforcement Network, as such regulations may be amended from time to time.

(s) The Investor will at all times maintain control of the Investor's wallet where any Tokens are stored, and the Investor will not share or disclose the account credentials associated with such wallet with any other party. If the Investor transfers Tokens into another wallet or vault, the Investor will likewise at all times maintain control of such other wallet or vault, and will not share or disclose the account credentials associated with such other wallet or vault with any other party.

(t) The Investor understands and expressly accepts that the Tokens have been created and will be delivered to the Investor at the sole risk of the Investor on an "AS IS" and "UNDER DEVELOPMENT" basis. The Investor understands and expressly accepts that the Investor has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

(u) THE INVESTOR EXPRESSLY REPRESENTS AND WARRANTS THEIR UNDERSTANDING THAT THIS INSTRUMENT OR ANY TOKENS RESULTING FROM SAID INSTRUMENT MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

5. *Limitations on Liability*

(a) THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF RELATED TO THIS SAFE, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, WILL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY UNDER THE SALE.

(b) NEITHER TO COMPANY NOR ITS DIRECTORS, OFFICERS, EMPLOYEES OR AGENTS SHALL BE LIABLE FOR ANY SPECIAL, EXEMPLARY, PUNITIVE, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR LOST REVENUES, LOST PROFITS OR DIMINUTION IN VALUE OR ANY OTHER SIMILAR DAMAGES OR LOSSES, IN EACH CASE ARISING OUT OF, RELATING TO OR RESULTING FROM THIS SAFE.

(c) NO RESCOURSE UNDER OR UPON ANY OBLIGATION, COVENANT OR AGREEMENT COINTAINED IN THIS SAFE SHALL BE HAD AGASINST ANY PAST, PRESENT OR FUTURE STOCKHOLDER, OFFICER, DIRECTOR OR EMPLYEE, AS SUCH, OF THE COMPANY OR OF ANY SUCCESSOR, EITHER DIRECTLY OR THROUGH THE COMPANY OR ANY SUCCESSOR, UNDER ANY RULE OF LAW, STATUTE OR CONSTITUTIONAL PROVISION OR BY THE ENFORCEMENT OF ANY ASSESSMENT OR BY ANY LEGAL OR EQUITABLE PROCEEDING OR OTHERWISE, ALL SUCH LIABILTY BEING, BY ACCEPTANCE HEREOF AND AS PART OF THE CONSIDERATION OF THE SALE OF THE SAFE BY THE COMPANY TO INVESTOR, EXPRESSLY WAIVED AND RELEASED.

6. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor or upon the written consent of the Company and a majority of the Investors in the Company's SAFEs, determined with reference to Purchase Amounts.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, or upon confirmation of receipt if sent via email, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Company will treat this instrument as a prepaid forward contract for U.S. federal, state and local income tax purposes, and will not take any position on any tax return, report, statement or other tax document that is inconsistent with such treatment.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(h) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this SAFE electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this SAFE. By confirming, the Investor consents to be legally bound by the SAFE's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

(k) For U.S. federal, state and local income tax purposes, each of the Company and the Purchaser agree to treat this agreement as a contract for the purchase of Tokens, and will not take any position on any tax return, report, statement or other tax document that is inconsistent with such treatment, unless a contrary tax treatment is otherwise determined by the Company, any applicable tax authority or a court of competent jurisdiction.

(l) The Company shall not be liable or responsible to the Investor, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, including without limitation, conducting the Token Generation Event or distributing Tokens, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, hurricane, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) Law; or (e) action by any Governmental Authority. There is no guarantee that the Company will be successful at developing the Tokens. A state or country could prohibit the commercial or non-commercial use of the cryptographic methods necessary to the release of the Tokens. Any of these negative outcomes may lead the Company to forgo its plan release the Tokens. As a result, the Company may be unable to deliver Tokens pursuant to this agreement or reimburse the Purchase Amount received under this agreement.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**TWENTY-SECOND CENTURY
DORA TECHNOLOGY HOLDINGS, INC.**

_____

By: Jiannan Zhang
Its: Chief Executive Officer, and Secretary

Address:_____

_____

Email:_____

Dated accepted by the Company: _____

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

_____

Email:_____

Date accepted by the Investor:_____

Exhibit A – Token Proxy

Irrevocable Proxy

Reference is hereby made to a certain Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd safe date$ between $issuer$, a Delaware corporation (the "*Company*") and $investor_name$ ("*Token holder*"). In connection with a conversion of Token holder's investment in the SAFE into Non-Voting Preferred Stock Tokens (as defined in the SAFE) pursuant to the SAFE, the Token holder and Open Deal Portal LLC (the "*Intermediary*") as another holder of Series A Non-Voting Preferred Stock Tokens hereby agree as follows:

1. **Grant of Irrevocable Proxy.**

    (a) With respect to all of the shares of Non-Voting Preferred Stock owned by the Token holder as of the date of this irrevocable proxy or any subsequent date (the "*Tokens*"), Token holder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Tokens in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Token holder) will vote the Tokens with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Tokens may be entitled to vote. The Intermediary hereby agrees to vote all Tokens consistently with the majority of the preferred stock on which the Token series is based. This proxy revokes any other proxy granted by the Token holder at any time with respect to the Shares.

    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Token holder arising out of the Intermediary's exercise of this irrevocable proxy. The Token holder expressly acknowledges and agrees that (i) the Token holder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Token holder waives and relinquishes any claim, right or action the Token holder might have, as a Token holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    (c) This irrevocable proxy shall expire as to those Tokens on the earlier of (i) the date that such Tokens are converted into Common Stock of the Company or (ii) the date that such Tokens are converted to cash or a cash equivalent but shall continue as to any Tokens not so converted.

2. Legend. The Token holder agrees to permit an appropriate legend on any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Token holder represents and warrants to the Intermediary as follows:

    (a) The Token holder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Token holder and constitutes such Token holder's legal and valid obligation enforceable against the Token holder in accordance with its terms.

(b) The Token holder is the record owner of the Tokens listed under the name on this Appendix A and the Token holder has plenary voting and dispositive power with respect to such Tokens; the Token holder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Token holder is a party or bound by and which expressly require that any of the Tokens be voted in any specific manner other than pursuant to this irrevocable proxy; and the Token holder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Token holder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Token holder and (ii) the Intermediary.

7. Assignment.
(a) In the event the Token holder wishes to transfer, sell, hypothecate or otherwise assign any Tokens, the Token holder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Token holder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signatures page follows)

INTERMEDIARY:

OpenDeal Portal LLC d/b/a Republic:

_____

By: _____

Its: Chief Compliance Officer

INVESTOR:

By: _____

Name:_____

Title:_____

EXHIBIT E

TERMS AND CONDITIONS OF DORAHACKS PREFERRED EQUITY TOKEN

The following terms and conditions (the "*Terms*") set forth the rights, preferences, powers, and restrictions and limitations thereon to be attached to DoraHacks' Tokens (the "*DORA Tokens*" or the "*Tokens*") if, as and when issued by Twenty-Second Century Dora Technology Holdings, Inc.(the "*Company*") pursuant to the Simple Agreement for Future Equity with respect to the Tokens to be entered into between the Company and certain qualified purchasers, as may be amended, restated and/or otherwise modified from time to time (the "*SAFE*"). If the Tokens are issued in the future, a Certificate of Designation will be filed with the Delaware Secretary of State as part of the Company's Certificate of Incorporation reflecting the Token Terms and Conditions.

1.   <u>Designation and Number of Tokens.</u> There shall be a series of non-voting Preferred Stock that shall be designated as "Series A Non-Voting Preferred Stock" and the number of authorized tokenized shares in uncertificated form constituting such series shall be 3,184,713.

2.   <u>Ranking.</u> Each Token shall be identical in all respects to every other Token, and shall, with respect to dividend rights, distribution of assets upon liquidation, dissolution and winding up of the Company, rank senior to all classes of the Company's common stock and any class or series of preferred stock established after the date of issuance of the Tokens, except for any class or series of preferred stock designated as senior to or *pari passu* with the Tokens (in which case, such class or series of preferred stock shall rank as so designated).

3.   <u>Dividends.</u>

    A.   *Board Approval.* If, as and when determined by the Company's board of directors (the "*Board*"), noncumulative dividends may be declared and paid (subject to Section 3.B) on the Tokens on an annual basis (each, a "*Dividend*"). Payment of a Dividend will be subject to any preferential dividend or other rights of any then outstanding preferred stock.

    B.   *Available Funds.* Dividends (i) may only be declared on a Dividend Declaration Date (as defined below) and paid out of funds lawfully available therefor.

    C.   *Dividend Amount and Payment Dates.* The Board intends that Dividends, if any, will be declared on the last day of the first month after the end of each fiscal year (each, a "*Dividend Declaration Date*") If, as and when a Dividend is declared by the Company's Board on a Dividend Declaration Date, the dividend amount will be determined (the "*Dividend Amount*").

    D.   *Payment Dates.* If, as and when a Dividend is declared, the Dividend Amount shall be paid within five calendar days of the Dividend Declaration Date, *pro rata* to the Token holders.

If any Dividend payment date is not a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close (a "*Business Day*"), the applicable payment shall be due on the next succeeding Business Day.

E.	*Currency Payments*. Each Dividend will generally be paid in U.S. dollars or Bitcoin with such payment method selected by the Company in its sole discretion. The Company will be permitted to pay each Dividend in one or any combination of the foregoing methods.

F.	*Required Lock-Up*. Dividends will be paid only on Tokens that have been rendered non-transferable by their respective holders from the first day of the fiscal year for which a Dividend Amount is calculated to the last day of that year.

G.	*Mechanics*. If, as and when declared, Dividends will be paid on a pro rata basis to Token holders eligible to participate in the applicable Dividend and the holders of any class or series of preferred stock ranking *pari passu* with the Tokens as to the payment of Dividends. The method to be used for delivery of each Dividend will be determined at the time the Dividend is made.

4.	<u>Transfer.</u> Token holders that initially receive the Tokens pursuant to Regulation CF will be subject to a 12-month lock-up period (the "***Lock-Up***"), during which the Tokens will be entirely non-transferrable or re-sellable. The transfer restrictions applicable to the Tokens, are set forth on the legends applicable to such Tokens.

In any case, Tokens holders will not be able to transfer their Tokens until the Company designates a Secondary Market (as defined below) or explicitly authorizes peer-to- peer transfers. Peer-to-peer transfers will not be permitted unless Token holders are notified otherwise by the Company and informed of the requirements and conditions to do so.

All potential purchasers of the Tokens will need to verify their status and complete requisite know-your-customer and anti-money laundering checks on a Secondary Market (as defined below) before they are permitted to acquire Tokens.

5.	<u>Redemption.</u>

A.	*Optional Redemption*. The Company shall have the right to redeem any or all of the Tokens, at any time, by giving notice of such redemption by either mailing or electronic communication (such as email, through website etc.) notice to the Token holders or by press release or other public announcement. If notice is given by public announcement, by press release or otherwise, such notice shall be effective as of the date of such announcement, regardless of whether notice is also mailed or otherwise given to Token holders. The redemption price for a Token, if permissible, shall be the greater of either (i) its fair market value (if any) as determined in good faith by the Company's Board or (ii) if no market value is determinable at such time, USD $6.58 per Token (the "***Redemption Price***"). The Redemption Price may be paid in U.S. dollars or Bitcoin. If fewer than all of the outstanding Tokens are to be redeemed at any time, the Company may choose to redeem the Tokens proportionally from all Token holders, or may choose the Tokens to be redeemed by lot or by any other equitable method.

B.	*Effectiveness of Redemption*. From and after the redemption date specified in the notice of redemption (the "***Redemption Date***"), if funds necessary for the redemption are lawfully available therefor and have been irrevocably deposited or set aside, such Tokens will no longer be deemed to be outstanding and all rights of the Token holder thereof as a holder of Tokens (except the right to receive from the Company the Redemption Price without interest) shall cease and terminate with respect to such Tokens, provided that if a Token is not redeemed on the Redemption Date for any reason (including without limitation, because the Company is unable to lawfully pay the Redemption Price), such Token will remain outstanding and will be entitled to, without interruption, all of the rights, preferences and powers as provided herein.

6.   Repurchases. The Company shall have the right from time to time to repurchase Tokens pursuant to purchases effected through any Secondary Market (as defined below).

7.   Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company (a "*Liquidation Event*"), Token holders shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the Tokens as to payments in liquidation) by reason of their ownership of such Tokens, an amount per Token for each Token held by them equal to USD $0.10 per Token plus any declared but unpaid dividends. If upon a Liquidation Event and after the payment or setting aside for payment to the holders of any class or series of preferred stock designated to be paid prior to the Tokens, as to a liquidation preference, the assets of the Company lawfully available for distribution to the holders of Tokens and any class or series of preferred stock designated to be paid concurrently with the Tokens, as to a liquidation preference, are insufficient to permit payment in full to all such holders, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the Token holders and holders of any class or series of preferred stock designated to be paid concurrently with the Tokens, as to a liquidation preference, ratably and in proportion to the full amounts they would otherwise be entitled to receive.

For purposes of this Section 7, the merger or consolidation of the Company with any other company, including a merger in which the holders of Tokens receive cash or property for their Tokens, or the sale of all or substantially all of the assets of the Company, or any other change of control of the Company shall not constitute a Liquidation Event and Token holders shall have no preferential rights connected therewith except to the extent required by applicable law.

8.   Voting Rights. Except as otherwise required by Delaware law, the Tokens do not have voting rights.

9.   Information Rights. The Company will make available, in accordance with the notice and delivery procedures contained in Section 14 herein, unaudited financial statements no later than 45 days following the close of each fiscal year and will provide quarterly non-financial updates relating to the operation of the business.

10.   Exclusion of Other Rights. Except as may otherwise be required by law, the Tokens shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in these Terms (as such Terms may be amended from time to time). The Tokens shall have no preemptive or subscription rights.

11.   Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

12.   Severability of Provisions. If any rights, preferences, powers or restrictions or limitations of the Tokens set forth herein is found to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences, powers and restrictions and limitations of the Tokens set forth herein which can be given effect without the invalid, unlawful or unenforceable rights, preferences, powers and restrictions and limitations thereof shall, nevertheless, remain in full force and effect and no rights, preferences, powers, restrictions and limitations of the Tokens set forth shall be deemed dependent upon any other rights, preferences, powers or restrictions and limitations of the Tokens unless so expressed herein.

13.   Transfer Agent, Registrar, Paying Agent and Exchange. The Company may in the future appoint, or itself act as, a transfer agent, registrar and paying agent for the Tokens. The Company may appoint a successor to any one or more of such roles (and may remove any such successor in accordance with any agreement with such successor and appoint a new successor). Upon any such removal or appointment, the Company shall provide notice to the holders of the Tokens. To the fullest extent permitted by applicable law, the Company and any future transfer agent may deem and treat the holder of any Tokens as the true and lawful owner thereof for all purposes.

The Company may in the future designate one or more digital tokens exchange or alternative trading systems pursuant to which holders of Tokens may transfer or resell their Tokens (each, a "***Secondary Markets***"). There can be no assurance that any Designated Exchange will be chosen or that all Token holders will have access to a Secondary Market.

14.   Notices. Except as otherwise set forth herein, all notices, request, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date send by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid, or (e) by posting on the Company website: https://www.dorahacks.com.Communications under (a), (b), and (d), must be sent (i) to the Company, at its principal executive offices and (ii) to any Token holder, at such holder's address as it appears in the books and records of the Company. Communication under (c) must be sent to (i) the Company's email address as indicated on the its website and (ii) to any Token holder, at such holder's email address as it appears in the books and records of the Company.

Scene 1:
With the worldwide population of professional developers at 23 9 million today and enterprises hosting 26% more hackathons in 2018 versus the year before, change is needed in the tech recruiting space to keep up with changing times DoraHacks is working to solve issues faced by tech recruiters and developers in the quickly growing tech industry Tech recruiters face issues with evaluating candidates, scouting new talent, and trusting the resumes of candidates through the traditional interview process Developers face issues such as finding a job without extensive work experience, discovering positions that are never posted online to the public, and building out work portfolios

At Dorahacks, we can solve these issues by connecting hackers to top enterprises globally through hackathons and our future recruiting platform, HackHub

When most people hear the word Hacker, they might not know what exactly is a hacker Hackers are developers, engineers, and technology practitioners who contribute in a positive way by solving real-world problems A hackathon is where hackers gather and meet each other while joining each others' projects

Our ecosystem includes four parts:

1 We have hosted nearly 100 hackathons (estimate) in 8 countries and 15 cities so far, mostly active in China and India
2 Seeing that online hackathons break geographical barriers, DoraHacks has recently begun hosting global online hackathons in the beta version
3 Our global hacker community, currently in the beta version, is a formal place where hackers can create and view profiles of other hackers, a resource also used by our enterprise partners
4 Our future global enterprise hub will allow enterprises to propose competitions and technical problems and get them resolved by the HackHub community in exchange for incentives and prizes

Scene 2:
Currently, DoraHacks has quickly grown to a community creating 3,000 projects (estimate) and uniting 300,000 hackers (estimate) all over the world Furthermore, we have partnered with many prominent corporate partners, including Microsoft, Daimler AG, China Mobile, Bitmain, and Binance

Join us in powering the future of hacking and enterprise solutions!